UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               FORM 10-SB 12G
                               Amendment No. 5


     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                        Access Health Alternatives, Inc.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)

           FLORIDA                                       59-3542362
-------------------------------           ------------------------------------
(State of other jurisdiction of           (I.R.S. Employer Identification No.)
 incorporation or organization)

                 4619 Parkbreeze Court, Orlando, Florida 32808
              ---------------------------------------------------
              (Address of principal executive offices) (zip code)

Issuer's telephone number, (407) 299-0629
                          -----------------


Securities to be registered under Section 12(b) of the Act:

      Title of each class                      Name of each exchange on which
      to be so registered                      each class is to be registered

         - NONE -                                        - NONE -
     ----------------------                    -------------------------------





Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $.001 Par Value
                          -----------------------------
                                (Title of class)

ITEM 1. DESCRIPTION OF BUSINESS.

(a) BUSINESS DEVELOPMENT.

GENERAL CORPORATE HISTORY

         Access Health Alternatives, Inc. (the "Company") was incorporated on October 4, 1988 in Florida as B C Insurance Services, Inc., and changed its name to PLC Venture Corp. ("PLC") on May 18, 1998. From its inception, PLC had no assets and did not engage in business. PLC, Access HealthMax, Inc., a then unaffiliated Florida corporation ("HealthMax"), and the holders of approximately 94% of the outstanding common stock of HealthMax (the "HealthMax Principals") entered into a Share Exchange Agreement, dated as of September 2, 1998(the "Agreement"), pursuant to which the HealthMax Principals on September 2, 1998 (the "Exchange Date") were issued 0.08 shares of common stock of PLC for each share of HealthMax' common stock owned by them (the "Exchange"). In accordance with the foregoing, the HealthMax Principals received an aggregate of 565,930 shares of common stock of PLC on the Exchange Date.

        HealthMax originally was incorporated under the name "Access Nutritionals, Inc." in December 1995; in January 1996 it changed its name to "Access HealthMax, Inc." As of the Exchange Date, HealthMax became a majority-owned subsidiary of PLC. At that time, the HealthMax Principals were appointed to the Company's Board of Directors, and the previous officers and directors of the Company resigned in all capacities. Following the Exchange, the HealthMax Principals owned approximately 56.4% of the Company's outstanding common stock; the original shareholders of PLC owned approximately 3% of the Company's outstanding common stock; and other parties owned approximately 40.6% of the Company's outstanding common stock, which they acquired from prior PLC shareholders in a private transaction.

         Prior to, and in contemplation of the Exchange, the Company's Articles of Incorporation were amended to change its name to "Access HealthMax Holdings, Inc.," and to increase its authorized capital stock to 50,000,000 shares of common stock, par value $0.001, and 10,000,000 shares of preferred stock, par value $0.01. In March 1999, the Company's Amended and Restated Articles of Incorporation were again amended to change its name to "Access Health Alternatives, Inc.," and a 10-for-1 reverse split was declared effective March 15, 1999. All numbers of shares of common stock and preferred stock referenced in this Registration Statement (including references earlier in this document) have been adjusted for this reverse split, unless otherwise indicated.

        On March 31, 1999, the Board of Directors authorized the acquisition of Access HealthCare, Inc. ("HealthCare"), an affiliated entity, in exchange for two million shares of the Company's common stock. In October 1999, the Company and HealthCare verbally agreed to delay the closing of this transaction until the Securities and Exchange Commission has indicated it has no further comments to this registration statement, the timing of which cannot be predicted by the Company.


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

        In late April 1999, the Company agreed to acquire the minority interests in HealthMax for restricted stock of the Company, at the rate of one share of the Company's common stock for each share of HealthMax stock exchanged. This transaction was substantially completed in May 1999, but documentation was not completed until January 2000. Approximately 50 minority shareholders have exchanged approximately 350,000 shares of HealthMax common stock for approximately 350,000 restricted shares of Health Alternatives' common stock.

        The Company currently operates as a holding company with two subsidiaries. Operations of the nutritional health care business of the Company are conducted under its HealthMax subsidiary. In May 1999 the Company formed its second subsidiary, Access Health Assurance Plans, Inc. ("HAP"), a Florida corporation that will market the Company's member benefits programs. It is intended that the clinical aspects of the Company's complementary and alternative health care program will be conducted under HealthCare through HealthCare-owned locations, following the conclusion of the pending acquisition. Unless the context indicates otherwise, references hereinafter to "the Company" include HealthMax, HealthCare and HAP. The Company's principal place of business is 4619 Parkbreeze Court, Orlando, Florida 32808. Its telephone number is (407) 299-0629.


HISTORICAL CAPITALIZATION

         Initial funding of HealthMax was provided through approximately $2.2 million in short-term debt financing which was loaned to HealthCare by individual investors. Most of that indebtedness was assigned by HealthCare to HealthMax. This indebtedness was $869,637 at December 31, 1998 and presently is the $822,135.


         In October 1997, HealthMax organized Access HealthMax, LLC ("LLC I"), a Colorado limited liability company, to market the Company's nutritional program in Florida and Colorado. Utilizing the new marketing strategy, LLC I established a regional office in Colorado Springs, Colorado, and also commenced operations out of the offices of the corporate offices in Orlando, Florida. HealthMax organized Access HealthMax LLC II in 1997 to market the Company's nutritional products in Minnesota, Illinois, Wisconsin, Iowa, North Dakota, South Dakota, Kansas, Nebraska, Missouri, Texas, Oklahoma, Arkansas and Louisiana. HealthMax Organized LLC III in 1998 to market the program in Washington, D.C., Maine, New Hampshire, Vermont, Massachusetts, Rhode Island, New Jersey, New York, Connecticut, Delaware, Maryland and Pennsylvania.
LLC I, LLC II and LLC III are separate legal entities; the respective investors in each limited liability company have no rights to participate in the marketing areas, business, profits or assets of the other entity, or in the capital structure of HealthMax or the Company. For information about the relationship between the Company and its LLCs, and the flow of goods, services and payments between the Company and the LLCs, see "Limited Liability
Companies Affiliated with the Company," below.

         During the first half of 1998, HealthMax conducted an offering of securities, resulting in gross proceeds of approximately $450,000. In September 1998, HealthMax completed a reverse merger with PLC Venture Corp. (which had been a dormant business from inception). In February 1999, the Company completed a limited offering of common stock resulting in gross proceeds of $485,000. In March 1999, the Company began an offering of units consisting of preferred stock and warrants, for gross proceeds of up to $1,008,000 (the "Unit Offering"). That offering has been terminated, having raised gross proceeds of $25,000. Funds raised in the Unit Offering have been recorded as a liability on the Company's books, as they may be returned to the investor or converted to an investment in a future offering by the Company, at the investor's election.


LIMITED LIABILITY COMPANIES AFFILIATED WITH THE COMPANY

         General. The capital structure of each of the LLCs is set forth in a separate Operating Agreement, with HealthMax as the Manager of the LLC and the investors in each LLC as Economic Members. The Economic Members generally have specified rights to participate in distributions of cash and assets, and to vote on certain limited matters, but have no rights to participate in the


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
management of the business of HealthMax. HealthMax, as the Manager of each LLC, has complete authority to manage the business of the LLC.

         PAYMENTS OF DISTRIBUTABLE CASH, AND ALLOCATIONS OF PROFIT AND LOSS. Distributable cash from operations of each LLC will be distributed as follows: first, to the Economic Members until they have received total cash disbursements equal to their preference; second, to the Economic Members until they have received total cash disbursements equal to their initial capital contributions plus 25% thereof; third to HealthMax (as General Member) until it has received total cash disbursements equal to its initial capital contribution ($10,000 for each LLC); and thereafter, 25% to the Economic Members and 75% to HealthMax.

        Preference is defined in each Operating Agreement to be the right of each Economic Member to receive from distributable cash paid out by the LLC, a non-guaranteed, cumulative, non-compounding cash payment equal to 10.5% (annual interest) of the Economic Member's initial capital contribution. Payment of the preference is not secured by assets of HealthMax, the Company or any affiliate of the Company, is not an obligation of any affiliate of the Company, and is to be paid only from profits derived from operating revenue realized by the LLC. Payment of the preference will continue, in amount equal to 10.5% of the original initial capital contributions, until the Economic Members, as a class, have received total cash disbursements equal to their initial capital contributions plus an additional amount equal to 25% of such original initial capital contributions.

         Profits of the LLC generally will be allocated 100% to the Economic Members until cumulative net profits paid to them equal cumulative cash preference payments (including amounts equal to 125% multiplied by the amount of the initial capital contributions); thereafter, profits will be allocated 25% to the Economic Members and 75% to HealthMax. Losses are allocated 99% to the Economic Members and 1% to HealthMax, and are treated as a reduction of HealthMax' selling, general and administrative expenses. When an LLC's account balance has been reduced to zero, there are no further allocations of losses, according to the Operating Agreement.

         Pursuant to the Operating Agreement with each LLC, HealthMax has received from each LLC $65,000 on a one-time basis for each regional office opened by the LLC in their respective regions, such payment being for the right to use the computer systems software and clinic marketing data base of HealthMax, for accounting and other office administration services performed for the LLC, and for the payroll cost to HealthMax of providing personnel for training and marketing sessions for healthcare doctors from participating clinics. In addition, each LLC has reimbursed HealthMax approximately $75,000 for legal, accounting and other costs incurred and paid by HealthMax in connection with the development of the business plan for each LLC.

         Also, pursuant to each LLC Operating Agreement, HealthMax receives $10,000 per month as a management fee for each regional office of each LLC. The management fee offsets a portion of HealthMax' ongoing general and administrative overhead expenses.

         RIGHT TO PURCHASE LLC INTERESTS. Pursuant to the Operating Agreement with each LLC, HealthMax has the option to purchase all of the limited liability company interests held by the Economic Members, at a price equal to 125% of the original purchase price (initial cash capital contribution) therefor.


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
PLANNED ACQUISITION OF HEALTHCARE

         In March 1999, the Company decided to acquire HealthCare for approximately two million shares of the Company's common stock. The transaction is subject to the completion of definitive agreements and additional due diligence. In October 1999, the parties agreed to defer closing on this transaction until the Securities and Exchange Commission has indicated that it has no further comments with respect to this registration statement. The Company's President and Chief Executive Officer is the principal shareholder of HealthCare, and will receive most of the consideration on the completion of the acquisition. The Company believes that the acquisition of HealthCare will serve as the platform for the acquisition of additional revenue-generating complementary and alternative healthcare practices, consolidating back-office operations and increasing the consistency and quality of services, as well as enabling HealthCare to offer the benefits of its contracts to other complementary and alternative healthcare practices.

         HealthCare is currently engaged in the business of providing complementary and alternative healthcare services through its four HealthCare-owned locations in the Central Florida area and over 100 affiliated practices throughout the State of Florida. The HealthCare-owned centers offer, to varying degrees, acupuncture, massage therapy, nutrition and chiropractic services. Affiliated practices all offer chiropractic services and may offer one or more other complimentary and alternative service. Services are provided under a range of reimbursement programs that include traditional insurance plans, workers' compensation, personal injury, private pay, HMOs, and PPOs.

        HealthCare estimates that in excess of 90% of its revenue consistently comes from the four HealthCare-owned clinics, while less than 10% of its revenue is derived from the administrative fees generated by the affiliated centers.

         HealthCare is the outgrowth of Daniel J. Pavlik, D.C., P.A., which was organized in the State of Florida in April 1983 by Dr. Pavlik. Dr. Pavlik owned and operated HealthCare as a sole practitioner for a number of years with a small support staff. As the practice grew, Dr. Pavlik hired additional chiropractic physicians to be associate doctors with him. HealthCare focused, during its initial years, on the treatment of the work-related injury, pursuant to claims under the Florida Department of Worker's Compensation Law. Dr. Pavlik and HealthCare have worked diligently in the marketing of and the communication with the third-party payors and many employers in the Central Florida area.

         Due to requests from both insurance companies and employers for HealthCare to provide wider geographic access to its clinical protocols, procedures, staff and expertise, HealthCare started a process of looking at expansion, and did so from late 1987 through early 1993. During its initial expansion, HealthCare made a decision to move into the new area of healthcare called "Managed Care."

        In order to provide the breadth of geographic coverage required by the nature of Managed Care and the relationships with third-party payors, HealthCare established relationships with providers in the Central Florida area in specific territories that were not otherwise serviced by HealthCare-owned centers. This enables HealthCare and HealthCare affiliated clinics to service a greater patient base, making the HealthCare enterprise, as a whole, more attractive to larger participants in the Managed Care arena, because more patients may be serviced through the relationships with HealthCare than could be serviced through the HealthCare-owned clinics alone.

         An affiliated clinic is a clinic not owned by HealthCare but whose doctors and staff are under contract with HealthCare to provide necessary services compensable through third-party payors, such as Cigna, PruCare and HealthOptions. While the affiliated clinic contracts directly with the third-party payors as part of that payor's "panel" of healthcare providers, HealthCare serves as a liaison between the third-party payors and the affiliated clinics, processing and managing the claims and administrative aspects of their relationships. For these services, HealthCare retains 10%-18% of revenue collected by it on behalf of those providers from the third-party payors, and pays the balance to the providers, whether the provider's relationship with the payor calls for a capitated payment or on a discounted fee for service basis, or otherwise. HealthCare has no financial interest in the affiliated clinics, nor any responsibility for the delivery of healthcare services. HealthCare does oversee the clinics' utilization management and quality assurance functions of patient care as part of its interaction between the providers and the payors, however it does not take any role in the day-to-day operations of the affiliated clinics.

          HealthCare, under the Company's umbrella, intends to expand its marketing and operational plans throughout the United States, both in terms of acquired clinics and affiliated clinics. As the Company's human and financial resources allow, a focused market study will be developed to assess regional market opportunities and a specific acquisition strategy. Although there have been other attempts at national "roll-ups" of healthcare practices, the Company believes that it will be able to offer advantages to target practices and otherwise will be well-positioned to make this venture successful.

(b) BUSINESS OF THE ISSUER.

(1)      Principal products or services and their markets

OVERVIEW

         The Company, through its subsidiaries, is building a diversified national alternative healthcare network. The Company, through its majority-owned subsidiary Access HealthMax, Inc., presently offers a nutritional alternative to traditional healthcare, in a clinical setting through healthcare providers. HealthMax has developed and is distributing proprietary blends of nutritional products under the supervision of HealthMax-trained professionals and through other distribution channels. Additionally, the Company plans to launch a robust internet gateway providing information about nutritional health to consumers, along with product sales, and support for its national group of Access HealthMax Nutritional Centers. Following the acquisition of HealthCare, the Company will offer complimentary and alternative healthcare services, initially consisting of acupuncture, massage therapy, nutrition, and chiropractic services in the Central Florida region. The Company's newest subsidiary, HAP, offers an employer-directed program of nutritional support to employees, providing discounts on HealthMax products and services through the Access HealthMax Provider network.

         Daniel J. Pavlik organized HealthMax to market to healthcare clinics and independent distributors a comprehensive "wellness" and "preventive" healthstyle/lifestyle management program which incorporates the sale of nutrition supplement products. HealthMax commenced operations in February 1996. Since that time, the Company has focused on the development of its proprietary blend of nutritional products, and has tested various methods of distribution. The additions of HealthCare and HAP to the Company are believed to add broader dimensions to the delivery of wellness and preventive care.


     As of January 2000, approximately 165 healthcare centers either offer or have agreed to offer HealthMax products and services.


CURRENT NUTRITIONAL SUPPLEMENT PRODUCTS

         HealthMax' proprietary formulations of vitamin, mineral and enzyme supplements have been formulated by Dr. Barry Bradley, a certified nutritionist, in consultation with other healthcare professionals. The products are made from natural, whole food plant sources and are formulated to address specific nutritional deficiencies through a systems approach to wellness. Products are manufactured for HealthMax to its specifications by a private manufacturing company that serves the nutritional supplement industry.


         The following are descriptions of the key products being sold as of January 2000, categorized by the system they are designed to address. In addition, the Company has formulated a number of other products, which have not yet been manufactured or sold.

Daily Nutritional System (designed to supply the body's daily need for vitamins, minerals, plant enzymes and trace elements):

         Digestyme -      an enzyme complex that helps overall digestion and
                          assimilation of food and reduces fatigue
         VitaDay -        a whole food multi-vitamin and mineral complex that
                          supplies the body's daily need for vitamins, minerals and trace elements


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
Endocrine System (designed to increase hormone levels, boost immune function and memory for women, and reduce and protect against prostate gland enlargement and increase libido for men):

         ProstateMax -    a natural support for the prostate gland that protects
                          against prostate gland enlargement and imporoves
                          prostate function
         YoungAgain -     an anti-aging formula containing natural aging factors
                          that serves to increase hormone levels and boosts immune function and memory

Circulatory System (designed as a natural appetite suppressant and to increase metabolism of fat):

         SlimMax -        a fat and carbohydrate eliminator that binds dietary
                          lipids  (fats), lowers dietary and serum cholesterol
                          and triglyceride levels and naturally reduces appetite
         Thin-Ergy -      a thermogenic herbal energy formula designed to
                          activate Metabolism of fat stored in the brown adipose tissue

Detoxification System (designed to elimiante toxins from the blood stream and waste products from the body and to improve absorption of nutrients from food):

         LiverPure -      a gentle and effective herbal liver detoxifier that
                          gradually  removes excess and stored waste products
                          from the body
         ColonPure -      a gentle and effective intestinal purifier that
                          improves absorption of nutrients and helps remove waste products from the colon

Musculo-skeletal System (designed to support tissue repair, reduce inflammation, swelling, arthritic pain and soft tissue pain due to injury):

         M.B.J. -         (Muscle, Bone & Joint); an all natural support for the
                          musculoskeletal system that helps replace bone mineral
                          loss and provides nutritional building blocks for
                          joint surfaces
         Inflammazyme -   a natural anti-inflammation formula that reduces
                          swelling, joint pain, and soft tissue pain due to injury

Digestive System (designed to replace digestive enzymes and the "good bacteria" in the digestive tract):

         Digestyme -     (see above)
         FloraPlus -     a probiotic that replenishes the "good bacteria" in the
                         digestive  tract

Immune System (designed to promote anti-bacterial and anti-viral action and protects against free radical damage):

         OxyAccess -     an antioxidant that assists in protecting the body
                         against free  radical damage and increases oxygen to
                         the cells
         ImmuneMax -     an immune boosting formula that promotes
                         anti-bacterial action, anti-viral action, and anti-fungal action


         The Company also is developing a series of wellness protocols, such as its Weight Wellness program, which incorporate certain of its products (e.g., VitaDay, SlimMax and Thin-Ergy, in the case of the Weight Wellness program) with a specific clinical program (such as a low-carbohydrate diet) under the guidance of HealthMax trained healthcare professionals.

(2)      Distribution methods of the products or services.

         The Company's primary clinical channel for distributing HealthMax nutritional products and services is the HealthMax Nutritional Center. This channel is supported by two additional networks presently under development: the Independent Health Assurance Agent Network; and the Health Associate Network. Although the Company believes that these networks will form the foundation for the distribution of the Company's products and services, the Company also believes that it is important to continuously evaluate the efficacy of these networks, and of the Company's delivery strategies in general. Accordingly, the Company anticipates modifications in these networks, the elimination of one or more networks, and the addition of other networks and methods of distribution, from time to time as performance indicates.

BACKGROUND

         There are approximately 550,000 allopathic doctors and approximately 50,000 chiropractors and 50,000 osteopaths who are licensed to practice in the


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United States. A great majority of these practitioners work as solo practitioners or in small group practices. Most practitioners now are realizing reduced incomes as a result of the growth of HMOs and other efforts by employers and government to limit or stop increasing health care costs. As an alternative to becoming direct employees of HMOs, those doctors and other practitioners who wish to remain independent or in a small group need to achieve economies of scale and, where possible, diversify and increase revenue centers.

HealthMax Nutritional Centers


         The principal method for delivering the Company's nutritional products and services is through the HealthMax Nutritional Center, a clinical facility licensed to offer HealthMax' products and services. Healthcare providers who are associated with the Centers are part of the HealthMax Preferred Provider Network, and will be given access to members of the Nutritional Options Plus plan, described below. Healthcare providers authorized to distribute HealthMax products must be recognized and licensed diagnosticians in the states in which they operate, and must be either chiropractors, allopaths, or osteopaths.
As of January 2000 , providers servicing approximately 165 centers offer, or have agreed to offer, HealthMax products and services.


         Members of the HealthMax Preferred Provider Network receive training and educational programs on an ongoing basis; the Company strongly recommends that members follow a course of HealthMax-designed study leading to HealthMax certification. This ongoing training, and the ongoing support provided by regional and national HealthMax staff, is one of the features the Company believes highlights the Company's emphasis on the clinical component of the delivery of its nutritional products, and distinguishes HealthMax from other participants in this industry.

         Under its Site License Program, HealthMax licenses each clinic on the basis of a five year contract, under which the clinic agrees to make an initial purchase of $7,995 for the licensing rights to operate a HealthMax Nutritional Center (which includes a specified exclusive territory); access to HealthMax' educational and support programs, an inventory of sales literature, health questionnaires, and manuals for patients; and an initial inventory of nutritional supplements. Each clinic is expected (but not required) to purchase $4,000 worth of restocking inventory each month starting with the fifth month after enrollment in the program. Although the marketing of the Site License Program has been discontinued, the Company continues to support the providers who joined the Company's network under this program.

         In May 1999, the Company initiated a program intended to accelerate the marketing of the HealthMax Nutritional Centers. This "Market License Program" offers, to an individual or a group, the rights to a portion of the revenue from a specific market area. A market area is defined as a population base of 2,000,000 that can support a minimum of 40 Nutritional Centers. The market licensee agrees to purchase the right to install 20 Centers, all of which will be trained and operated by the Company in accordance with its Center program. The licensee will receive, for a five year period, certain revenue from product sales and a portion of the sales from the Nutritional Options Plus Plan as implemented in that licensee's market area. In addition, the licensee will have a first right of refusal to fund an additional 20 units within the market. Providers within the market will be "invited" to participate in the Preferred Provider Network, and will be subject to the Company's provider agreement, although they will not be required to purchase the right to participate in the Network. These providers will be required to purchase a minimum of 200 bottles per month, or $4,000 per month, after the fifth month following enrollment, or they will lose the right to be included in the


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
Network.

         A licensee in the Market License Program is expected to pay $200,000 for the rights to revenue derived from the licensed geographic region. The licensee will be entitled to receive $2.50 per bottle of HealthMax product sold in its territory during the five-year period of the license, plus $0.50 per member enrolled in the Nutrition Options Plus Plan in that territory, up to $200,000, after which the per-member price will be reduced to $0.25.


         As of January 2000, three parties share a partial market license for the Central Florida region. The license for this territory is slightly different from the standard Market License. These parties have paid an aggregate of $140,000 for the combined rights to receive three-quarters of the fees payable to market licensees in this territory. Such fees will be derived from sales of product by up to 20 provider practices in their territory and members of HAP's member benefits plans in that territory, for a five year, non-renewable period. Total revenue to licensees of this territory, when fully licensed, will be as follows: $2.50 per bottle of HealthMax product sold in that territory; and $0.50 per month for each HAP member in that territory, up to an aggregate of $140,000, after which they will receive $0.25 per member per month.

         A letter of intent for a market license for a large area in Arizona was terminated in the summer of 1999, and the Company continues to solicit interest for that and other territories throughout the U.S.


         The Company believes that this program should accelerate the growth of Centers because providers will be "invited" to join a network as opposed to having to purchase the rights to participate, while the capital outlay (and the right to receive a significant portion of the revenue derived therefrom) will belong to the market licensee.

Access Health Assurance Plans, Inc. ("HAP")

         HAP is the Company's newest subsidiary, and much if its business remains under development. It offers two member benefits programs, briefly described below.

         The Nutritional Options Plan is a member benefits plan open to individuals and families, at no monthly fee. Discounts on HealthMax products are provided, as are copies of the Company's WellCare Bulletin and WellCare Journal.

         The Nutritional Options Plus plan is an employee membership plan, designed to primarily be an addition to existing health benefit programs, such as a vision care or dental care. For a fixed monthly fee per member per month, employers can provide their employees with discounted fees on services provided by members of the HealthMax Preferred Provider Network (including a free annual wellness exam and the lowest retail pricing available on HealthMax Nutritional Products). Members also will receive free copies of the Company's WellCare Bulletin and other informational material on an ongoing basis.

         Participants in the Nutritional Options Plus Plan receive a greater range and depth of benefits than those in the Nutritional Options Plan, including steeper discounts on products and an annual wellness exam. The "Plus" Plan is designed to provide maximum benefits when members take advantage of the clinical services of the HealthMax Preferred Provider Network, in contrast with the basic Plan, which provides more moderate discounts to consumers that either have no access to the HealthMax Preferred Provider Network or prefer a more "self-help" form of nutritional healthcare.

The Role of Health Assurance Agents and Health Associates

         The Company believes that the successful deployment of its method of distribution of products and services will be enhanced by the development of a robust network of independent "Health Assurance Agents" and a broad-based universe of "Health Associates." Health Assurance Agents identify companies that appear to be candidates for participating in the Nutritional Options Plus Plan, based on their geographic location and their numbers of employees. These agents are expected to be currently involved in offering health-related voluntary member benefits programs to and through employers, such as dental-care and vision-care programs, and will add the Nutritional Options Plus Plan to their menus. Agents will be paid commissions based on the number of employees enrolled.

         Anyone that actively engages in enrolling members of the Nutritional Options Plan is a Health Associate. Compensation will be paid based on the volume of products purchased by members enrolled by the Health Associate, and for referrals to other Health Associates, subject to quotas.

         The Company is in the process of developing strategies to recruit Health Assurance Agents and Health Associates, and anticipates active use of


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the internet and other direct marketing means as integral part of this effort.
Additionally, the Company intends to form alliances with an existing benefit communication and enrollment firms that specialize in worksite marketing and benefit delivery systems, in order to accelerate the development of Health Assurance Agents and the deployment of the Nutritional Options Plus Plan. One such alliance has been formed with The BeneCom Group, a benefits enrollment company, that has agreed to represent the Nutritional Options Plus plan to employees of employers recruited through their efforts.

Access HealthCare, Inc.

         The business, history and markets for HealthCare are described above, under "Planned Acquisition of HealthCare." More particularly, HealthCare presently provides chiropractic, acupuncture, massage therapy and nutritional healthcare through its four HealthCare clinics in Central Florida and through 119 affiliated clinics throughout the State of Florida. HealthCare's principal source of revenue is the delivery of chiropractic services through its own clinics, which is responsible for over 90% of the company's revenue. Revenue derived from management fees for billing, collection and administrative services provided to the affiliated clinics account for less than 10% of HealthCare's total revenue.

         HealthCare provides no products other than certain nutritional healthcare products of HealthMax that it distributes, and certain durable medical equipment prescribed to patients during the normal course of patient care. These products are not unique to nor proprietary to HealthCare.

         HealthCare maintains a diverse customer base, with no predominant payor or payor type. As a participant in the highly competitive field of complimentary and alternative healthcare, it may be expected that this company competes with other practice groups who may have greater financial and human resources than HealthCare.

(3)      Status of Any Publicly Announced New Product or Service.

         Not applicable.

(4)      Competition.

         Although HealthMax products are sold nationally, the Company's efforts (and the concentration of the networks associated with HealthMax, such as the networks under development by HAP) are concentrated presently in Minneapolis, Central Florida, Phoenix, Cincinnati, Nebraska, Utah, and Colorado. HealthCare presently operates solely in Central Florida.


         As of January 2000, HealthMax products are sold only through participating members of the Company's provider network and, to a small degree, direct to consumers. Plans are underway for a robust interactive website that will facilitate sales and education, including an opportunity for members of the Company's Nutritional Options Plus plan to interact with members of the provider network.


         With respect to competition for the consumers of HealthMax products and services, the principal markets in which the Company competes are competitive and fragmented, with competitors in the nutritional supplements market and the alternative healthcare markets. Increased competition could have a material adverse effect on the Company, as competition may have far greater financial and other resources available to them and possess extensive manufacturing, distribution and marketing capabilities far greater than those of the Company.

         Although there are thousands of health food stores, including some small chains and several national companies, all of which sell a variety of herbal and other nutritional items, and one national retail chain (General Nutrition Centers), the Company is unaware of any other healthcare company utilizing a systems approach, with a clinical component attached to the delivery of products. Moreover, while nutritional products, supplements and vitamins are being sold over the internet by such enterprises as vitamins.com, the Company is unaware of any website offering interaction with practitioners on a membership basis.

         During the past several years, a number of companies (such as Anabolic Labs, Inc., and Metagenics, Inc.) have attempted to use healthcare providers as a sales channel for the distribution of vitamins, supplements and other nutritional healthcare products. Most of these competitors, the Company believes, have used a multi-level marketing or network marketing approach, and have offered practitioners no education, support or training related to the delivery of the products. The Company believes that its ability to compete for, and retain, the loyalty of its providers as vendors of HealthMax products will be derived largely from a comprehensive approach to the market that features a "closed loop" of mutually supportive activities. Providers are trained in the HealthMax approach to nutritional services and receive support through visits with HealthMax-trained provider representatives. These providers also participate in the Nutritional Options Plus plan, which is designed to deliver new patients to their practice. Provider retention is expected to be enhanced by the inclusion of free services such as patient newsletters and an internet presence that will be offered to practitioners who request it.


         The Company believes it can effectively compete by establishing a robust, and atypical, distribution channel through the offices of licensed professionals who have been trained in the evaluation of patients from a nutritional standpoint. This network of providers will create an underpinning for the Company's program that communicates a significant point of difference from nutritional retail operations and, as such, a competitive advantage for HealthMax. In addition, HealthMax will distribute products containing only pharmaceutical-grade raw material, which is not believed to be the case of most mass-marketed nutritional supplements. Lastly, HealthMax products are a unique blend of ingredients, which delivers in one bottle the ingredients often found in multiple bottles. For example, OxyAccess contains 10 distinct anti-oxidants, which are more commonly sold individually or in smaller combinations. With respect to its ability to compete effectively for distributors (healthcare providers who distribute the company's products), HealthMax believes that the training and tools that it offers with respect to nutritional healthcare are attractive incentives to professionals interested in expanding their scope beyond the curriculum taught in school, while providing a means of enhancing their revenue stream. Moreover, as the Nutritional Options Plans offered through HAP develop more fully, HealthMax will deliver new patients to the members of its provider network, an advantage the Company does not believe can be offered by others in this industry.

         With respect to HealthCare, the Company believes that its competitive advantage will be derived from an ability to provide enhanced services, improved quality and greater availability than other providers of complimentary and alternative medicine (CAM). The Company believes that it is the only CAM center in the Orlando, Florida area that offers chiropractic, podiatric and osteopathic medicine, as opposed to single modality centers. Further, its experience in managed care has resulted in the development of an administrative infrastructure for credentialing, payment, and account processing as a means of delivering "one stop" operations, from administrative support, to provider availability to the managed care payor. Accordingly, while the managed care environment makes competition on the basis of price insignificant, the Company believes that HealthCare's infrastructure should enhance its ability to operate more profitably.


         Although all employees sign confidentiality agreements, there is no guarantee that trade secrets will not be shared with competitors or that the Company could enforce these agreements. Such disclosures, if made, could negatively affect the Company's competitiveness.

(5)      Principal Suppliers.

         The Company's proprietary nutritional products are manufactured, bottled and labeled (under the Company's supervision) by Innovative Health Products, Inc., of Largo, Florida on a per-order basis. The Company presently does not have a manufacturing agreement with Innovative Health or any other manufacturer. Although the Company is very particular in choosing its supplier on the basis of quality of materials, manufacturing practices, pricing, and other factors, the Company does not believe that Innovative Health Products is the only manufacturer capable of meeting the Company's specifications.

         There is no principal supplier or other third party on whose business either HAP or HealthCare is dependent.

(6)      Dependence on Major Customers.

         The Company is not dependent on any major customer for a significant portion of its business. Similarly, HealthCare is not dependent on any predominant payor or payor type.

(7)      Intellectual Property.

         The Company has relied on common law copyright, trademark and service mark rights to protect its intellectual property, and on common law trade secrecy laws with respect to the formulations of its products. Common law intellectual property rights do not provide the Company with the same level of protection as afforded by a United States federal registration of a mark. In addition, common law rights are limited to the geographic area in which the mark is actually used, while a United States federal registration of a mark enables the registrant to stop the unauthorized use of the mark by any third party anywhere in the United States even if the registrant has never used the mark in the geographic area wherein the unauthorized use is being made

(provided, however, that an unauthorized third party user has not, prior to the registration date, perfected its common law rights in the trademark in that geographic area). The Company also intends to register its trademarks in foreign jurisdictions where the Company's products are sold, when such international sales commence. However, the protection available in such jurisdictions may not be as extensive as the protection available to the Company in the United States.


         As of January 2000, the Company (through HealthMax) had one federal trademark and service mark registration pending with the United States Patent and Trademark Office (the "PTO"). The application (serial number 75/601,162 filed December 7, 1998) covers the phrase "Access HealthMax," for nutritional supplements (class 5), and for healthcare services (class 42). In addition, HealthMax has filed for copyright protection of the "Access HealthMax System Manual," and is awaiting a file number from the PTO. The Company's policy will be to pursue registrations for all of the trademarks and service marks associated with its key products and services, as human and financial resources allow.


(8)      Need for Government Approval of Products and Services.

         The Company does not believe that any government approval is required for the delivery of its products and services (subject to the discussion below). As the Company pursues its plans of delivering clinical alternative healthcare through proprietary HealthCare centers, such services will only be rendered by healthcare providers licensed under applicable state law.

(9)      Regulation - Product Formulation and Labeling.

         The Company's products are subject to regulation by one or more federal agencies, including the FDA, FTC, Consumer Product Safety Commission, and various state and local agencies. In particular, the FDA regulates the labeling and sales of dietary supplements, including vitamins, minerals and herbs, food additives, food supplements, cosmetics, and over-the-counter and prescription drugs. The private label companies used to manufacture the Company's products are subject, among other things, to regulation by the FDA as food manufacturing facilities in compliance with the Current Good Manufacturing Practices ("CGMP") rule promulgated by the FDA.

         The Dietary Supplement Health and Education Act of 1994 (the "DSA") amends the United States Food, Drug, and Cosmetic Act by defining dietary supplements to include vitamins, minerals, nutritional supplements and herbs. The DSA provides a regulatory framework to ensure safe quality dietary supplements and the dissemination of accurate information about such products. Dietary supplements are regulated as foods under the DSA and the FDA is generally prohibited from regulating the active ingredients in dietary supplements as food additives or as drugs unless the product claims trigger drug status.

         The DSA provides for specific nutritional labeling requirements for dietary supplements effective January 1, 1997. The DSA permits substantiated, truthful and non-misleading statements of nutritional support to be made in labeling, such as statements describing general well-being from consumption of a dietary ingredient or the role of a nutrient or dietary ingredient in affecting or maintaining structure or function of the body. In addition, the DSA authorizes the FDA to promulgate CMGPs for dietary supplements modeled after CMGPs for food manufacturing. The FDA will be proposing various rules and regulations to implement the DSA; however, HealthMax believes it is in material compliance with all currently applicable laws.

         The dietary supplement industry is subject to regulations by the FDA and local authorities. However, dietary supplements have now been affirmed by the DSA as a food and not a drug or food additive. As a result, the regulation of dietary supplements is significantly less restrictive than the regulatory framework imposed upon manufacturers or distributors of drugs and food additives. Unlike food additives, which are more regulated, and new drugs, which require regulatory approval of formulation and labeling prior to marketing, dietary supplement companies are authorized to make substantiated statements of nutritional support and to market new, manufacturer-substantiated-as-safe dietary supplement products without FDA preclearances. Since the Company makes no therapeutic claims for its products, the Company believes it falls within this category. However, the FDA retains jurisdiction to regulate labeling and printed sales literature insofar as such materials may invoke the FDA's health claims regulations. The Company cannot determine what effect new FDA regulations in this area might have on its business in the future. Such regulations could, among other things, require expanded or different labeling, the recall or discontinuance of certain products, additional record keeping and expanded documentation of the properties and certain products and scientific substantiation.

         In the future, the Company may be subject to additional laws or regulations administered by the FDA or other federal, state or foreign regulatory authorities, the repeal of laws or regulations that the Company considers favorable, such as the DSHEA, or more stringent interpretations of current laws or regulations. The Company is unable to predict the nature of such future laws, regulations, interpretations or application, nor can it predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, imposition of additional record keeping requirements, or expanded documentation of the properties of certain products, expanded or different labeling and scientific substantiation. Any or all of such requirements could have a material adverse effect on the company's results of operations and financial condition.

(10)     Research and Development

         Although the Company has chosen to integrate the costs of research and development in its general overhead, and has not separately accounted for research and development expenses, Management is of the view that until 1999, virtually all of its expenditures were in the nature of research and development. Total expenditures for each of the last two fiscal years were $1,697,789 in the fiscal year ended December 31, 1998, and $1,373,562, in the fiscal year ended December 31, 1997, virtually all of which were related to product formulation, development and revision of distribution methods, development and revision of marketing strategies, or development and revision of training and support protocols and associated manuals.

         Management anticipates spending little, if anything, on product research and development in 1999, although it may bring to market several products already formulated but not presently being produced. To the extent significant research and development does occur in 1999, the Company believes that it will be related to adjustments and/or refinements in current product lines and in testing of new and old methods of distribution, training, marketing and support.

(11)     Compliance with Environmental Laws

         The Company believes that it is in full compliance with all relevant environmental laws. Due to the nature of the Company's operations, to date, the cost of complying with environmental laws does not have a significant effect on the Company's operations.

(12)     Employees


         As of January 1, 2000, Access Health Alternatives, Inc., had three full-time employees all of whom were engaged in administrative capacities and all of whom are considered executives. Access HealthMax, Inc., employed five full-time people, and one part-time employee; two of HealthMax' full-time employees are involved in distribution and the balance are in sales and support. The part-time employee is engaged in administrative duties. HAP presently has no employees, and its administrative and sales functions are being handled by employees of either Access Health Alternatives or HealthMax.


        None of the Company's employees is represented by labor unions. The Company believes its relationship with its employees is good.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS.

         The following discussion and analysis should be read in conjunction with the financial statements of the Company and the accompanying notes appearing subsequently under the caption "Financial Statements."

         The following discussion and analysis contains forward-looking statements, which involve risks and uncertainties. The Company's actual results may differ significantly from the results, expectations and plans discussed in these forward-looking statements.

         During the past two years, the Company, through its subsidiaries, has spent considerable time and capital resources on defining, developing and testing its strategic plan for delivering nutritional education, support and supplements through a network of healthcare professionals certified in the Access HealthMax method. The Company has tested a number of methods of tactical deployment for creating its network of nutritional healthcare providers and marketing its services and products, all with the primary and overriding objective of maximizing the number of nutritional products delivered to consumers and patients. A comparison of the financial statements for the fiscal years ended December 31, 1998 and 1997, and a comparison of the six months ended June 30, 1999 and 1998, show the impact of the Company's continual efforts to determine the best method for delivery of its products and services, and the resulting change in tactics.

         In addition to the historical activities relating to product formulation, development of the HealthMax instructional manuals, and creation and refinement of strategies for the delivery and marketing of the Company's services and products, Management focused a significant portion of its resources on capital raising and on preparing for the establishment of a trading market for the HealthMax' (and, ultimately, the Company's) common stock. Although these efforts ultimately resulted in the reverse merger into PLC Venture Corp., attention to financing the Company was a serious diversion of senior Management time, one consequence of which was a slower than expected growth in the Company's core business. Although the Company will continue to seek private debt and/or equity financing in 1999, the Company also will attempt to grow through operations by hiring additional senior-level Management and streamlining delivery of the Company's programs and networks.

         Additional plans for 1999 include the deployment of the Company's Health Assurance Plans. The Company believes that these member benefits plans will increase the likelihood of provider loyalty to the Company's products and networks, which should translate into ongoing and increasing product sales. The Company anticipates devoting significant funds (as available) to the creation of a meaningful presence on the internet, which will serve as an important vehicle for education, marketing and sales of product. The web site's e-commerce component is expected to develop, over time, into the primary method for ordering the Company's nutritional products, and for tracking sales and fulfillment of those product orders.

Year Ended December 31, 1998 Compared with Year Ended December 31, 1997

         Management believes that a comparison of the financial performance of the Company in the fiscal year ended December 31, 1998 and in the fiscal year ended December 31, 1997 dramatically indicates the impact of the Company's decision in mid-1998 to terminate sales of labs and sophisticated lab equipment ancillary to its products and systems. Prior to that decision, this equipment was sold to members of the Company's provider network, and required a fairly high level of training and support. The equipment component presently sold to providers is a much more basic, much less costly component, with a higher profit margin to the Company. As a result of the decision to alter the equipment component, revenue from the sales of equipment decreased by 27.1%, from $411,610 in 1997 to $299,989 in 1998. During that time, the cost of sales for equipment decreased by 56.7%, from $135,670 in 1997 to $58,799 in 1998.

         Sales of the Company's products increased from $240,607 in the fiscal year ended December 31, 1997 to $439,601 in December 31, 1998, or 82.7%. The cost of those sales increased by approximately 33.0%, from $94,013 in 1997 to $125,027 in 1998. More importantly, the cost of sales as a function of the sales decreased substantially from 39.1% in 1997 to 28.4% in 1998. Similarly, gross profit margins for the sale of products increased from 60.1% in 1997 to 71.6% in 1998. These changes are largely the result of greater discounts from the products' manufacturer as a result of increased volume. Management believes that profit margins on the sale of products can be further increased as volume increases.

         Three limited liability companies affiliated with the Company experienced losses in 1998 and 1997. Under the terms of the operating agreements between HealthMax and the limited liability companies, 1% of the losses of the limited liability companies is allocated to HealthMax which amounts are treated as a reduction in the selling, general and administrative expenses of HealthMax. Accordingly, in 1998 and 1997, respectively, the amounts of $506,255 and $363,341, were reflected as a reduction of selling, general and administrative expenses of the Company, and the amounts due to the limited liability companies were reduced by the same amounts.

Six Months Ended June 30, 1999, Compared with Six Months Ended June 30, 1998

         As a result of the Company's persistent cash flow difficulties, and as a consequence of certain unfulfilled funding commitments, senior management of the Company was forced to focus most of its time and resources on the Company's corporate finance requirements, rather than on sales of new licenses and expansion of the Company's networks. The impact of this was reflected in the lack of new site licenses, and in a diminution in equipment and product sales, which accounted for the marked decline in revenue from $496,301 during the six months ended June 30, 1998 to $257,202 during the six months ended June 30, 1999. Accordingly, sales of equipment (which are a component of new licenses only) declined from $215,133 in the six months ended June 30, 1998, to none in the comparable quarter in 1999. Similarly, product sales declined both because of the lack of new site licenses, which include a quantity of product sales, and because new site licenses often are shortly followed by additional sales generated by enthusiastic new participants.

          Cost of sales as a function of sales increases from approximately 25% in the six months ended June 30, 1998, to approximately 31% during the six months ended June 30, 1999. This is believed to be due, in large part, to the Company's inability to take advantage of discounts for early payment in the latter period, as a consequence of the Company's cash flow difficulties. This is also believed to have been the major contributing factor to the decline in the profit margins on the sales of the Company's products, from 74.9% during the six months ended June 30, 1998, to 69.1% for the six months ended June 30, 1999. Management believes that as the volume of sales recovers, profit margins should increase.

         Selling, general and administrative expenses during the six months ended June 30, 1999, were significantly greater than during the comparable period in 1998, increasing from $524,097 to $825,739, or a 57.6% increase. This was in part the result of the addition of new members of management, (including a compensation expense resulting from shares of the Company's common stock issued to a new and ongoing management) professional fees necessitated by operating in a public environment, and expenses related to the development of the Company's website. Ongoing increases in SG&A during 1999 may be anticipated.

Liquidity and Capital Resources

         Despite non-binding commitments from third-parties to fund the Company's operations in 1998, the Company continued to experience, and continues to experience, cash flow shortages that have slowed the Company's growth. During fiscal 1998, one consequence of those cash flow shortages has been an increase of $132,788 in accounts payable and an increase of $390,044 in accrued liabilities, bringing those figures to $284,637 and $452,188, respectively, at December 31, 1998. At June 30, 1999, those numbers were $145,756 and $532,339, respectively.

         The Company has primarily financed its activities from the sale of capital stock of HealthMax, and from loans from affiliated parties, including HealthCare and the limited liability companies. A significant portion of the funds raised from the sale of capital stock has been used to reduce indebtedness on commercial paper ($520,664 and $813,596 in 1998 and 1997, respectively) and to service certain investments in the limited liability companies made by third parties, as well as to cover working capital deficits.

         In May 1999, the Company received a revolving loan commitment of $500,000 for the purchase of inventory ($250,000 of which has been funded) and a $75,000 loan for working capital. In October 1999, the Company received an additional working capital loan of $50,000. The inventory financing is expected to be repaid from the sale of product during the next two years. It is anticipated that the working capital loans will be repaid from the earlier to occur of operating revenue or net proceeds of a private offering of equity and/or debt securities, the terms of which offering have not been identified.

         The Company continues to experience negative cash flow, and anticipates this continuing through the foreseeable future. Management believes that additional funding will be necessary in order for it to continue as a going concern. The Company is investigating several forms of private debt and/or equity financing, although there can be no assurances that the Company will be successful in procuring such financing or that it will be available on terms acceptable to the Company, if at all. Moreover, despite the ongoing best efforts of Management, there presently is no firm plan in place for how the Company intends to meet its liquidity and capital needs for the next year, or to address its working capital deficit of approximately $3 million as of June 30, 1999.

         The Company had no material commitments for capital expenditures as of either December 31, 1998 or December 31, 1999.

         In October 1999 HealthMax was advised by the Department of Professional and Financial Regulation, Bureau of Banking, Securities Division for the State of Maine that certain sales of the LLC's interests to Maine residents were not covered by an exemption from registration, and were effected with the assistance of a person not licensed to sell securities in that state, and therefore are subject to rescission. Without admitting any violations of applicable Maine securities laws, HealthMax, through counsel, has confirmed that it will offer rescission to the Maine investors, but has not yet determined the manner or method of this offer. Neither the LLC's, HealthMax nor the Company has sufficient funds available to rescind the full amount of the Maine investors' interests (approximately $763,750), should they all elect to rescind their investment. The potential impact this action may have on HealthMax or the Company as a whole, or on their financial statements, cannot be determined at this time. The Company, however, has recorded a liability in the amount of $763,750 on its books.

         In December 1999 the Company became aware of an inquiry by the Comptroller's Office of the State of Florida into the manner by which certain LLC interests were sold to residents of Florida. The State has requested certain documents and information from the Company, from the LLCs and from HealthMax in what the Company believes is an effort to determine if securities were sold without registration or without an exemption from registration, or by persons not licensed to sell securities in the State.
The Company is cooperating with the State's inquiry, and is unable to speculate at this time as to the outcome of such inquiry.

         In addition to the states of Florida and Maine, where a total of $1,472,298 and $763,750, were raised, respectively, LLC interests were sold in other jurisdictions as follows: Utah, $80,000; Texas, $204,198; Missouri, $197,704; Ohio, $65,500; California, $25,000; Minnesota, $51,000; New Jersey,
$25,000; Michigan, $50,000; and Canada, $50,000. Although the Company has not received any communications from the regulators in the jurisdictions other than Florida and Maine concerning the sale of LLC interests, further inquiries are possible. It is impossible at this time to ascertain the potential impact such inquiries may have on the LLC, HealthMax or the Company. Without concurring that any improprieties occurred, the Company believes that further rescission offerings may be required. The Company will continue to evaluate avenues of satisfying any required rescission offerings, and the advisability of offering rescission in jurisdictions where such rescission is not required by the regulatory authorities. Although it was believed at the time of the offerings that they were made substantially in compliance with applicable state law, further evaluation on a state-by-state basis would be required by the Company at this time before stating a position with respect to whether it had actually complied in all material respects with such state laws, which evaluation will be undertaken by the Company in the near future.

          It is premature to predict with any degree of certainty either the magnitude of any rescission offering related to the LLCs, the number of LLC investors that would accept such an offer, the dollar amount the Company would be required to pay, or the cost of that money to the Company in terms of time, expense and dilution of shares (in the event an equity offering is needed to raise the needed funds). The Company presently does not have the funds available to satisfy a cash rescission offer, and is considering a number of methods of raising such funds. The allocation of funds to a rescission may have a further impact on the Company's ability to continue as a going concern. Further, it is expected that any rescission offering would be made pursuant to a registration statement under the Securities Act of 1933, as amended, requiring additional expenses, including legal and accounting expenses, for which the Company is presently unable to pay.

          In addition to either requiring rescission or taking advantage of the Company's offer of rescission, if and when made, the investors in the LLCs may be entitled to seek monetary damages and may have the right to require the Company or HealthMax to repurchase the LLC interests which right may survive any rescission offer by the Company. This may mean that an investor that declines a rescission offer by the Company may nevertheless be entitled to retain the right to require the Company to repurchase the LLC investment at a future date. The Company does not believe it is presently able to determine the likely duration of any of the investors' rights, which are primarily a matter of state law and vary from jurisdiction to jurisdiction, nor has the Company determined the value of any potential monetary damages beyond the actual price of repurchasing all of the LLC interests, as previously described. Based on the Company's current financial condition, however, it would be impossible for the Company to provide cash remuneration (whether for monetary damages or to effect a rescission offering) in the near future.

Year 2000 Impact Statement

         The Company believes that it has analyzed its information technology and non-information technology systems to determine the existence of any effect, if any, of Year 2000 issues. The nature of the Company's business, as presently conducted, is such that it is not dependent on any software other than "off-the-shelf" Microsoft products and the Peachtree accounting programs, all of which purport to be Year 2000 compliant. The Company has entered into hardware and software support agreements in the normal course of its business, and believes that those support arrangement are sufficient to handle any minor issues that may arise as a result of the Year 2000, if any. The Company also intends to create hard copy of all year-end accounting and management reports, in the ordinary course of its business, which hard copy will serve as back up of such data, if needed.

         The Company has evaluated the Year 2000 readiness of the managed care software that is used by HealthCare, and has spent between $5,000 and $10,000 upgrading the hardware and software package known as Medical Manager. The Company has been advised by HealthCare that its significant third-party payors are believed to be Year 2000 ready. Further, because HealthCare does not relieve the patients from their ultimate obligation to pay, the Company believes that any delay in payments by the third-party payors that may be caused by Year 2000 issues will be immaterial. Accordingly, the Company believes that HealthCare's Year 2000 readiness is complete.

         The Company is not aware of any significant non-IT systems employed in its operation, the impairment of which would have a materially adverse impact on the Company. Further, because the Company's internet plan is still under development, it is not currently dependent on the internet for either e-commerce, the dissemination of information, or data management, and therefore does not anticipate any material impact from Year 2000 issues that may affect the internet.

         With respect to the Company's third-party relationships and the extent to which their Year 2000 compliance may affect the Company, the Company believes that the only potential relationship that may be of concern is its relationship with its manufacturer of HealthMax products, Innovative Health Products. The Company believes that it has purchased sufficient inventory of its proprietary products to fill the Company's orders for the first 60 to 90 days of the new year. Typical delivery of new orders requires four weeks, and Innovative Health Products is not the only manufacturer capable of producing the Company's products to its specification. Accordingly, the Company does not anticipate any material adverse impact in the event Innovative Health Products is adversely affected by Year 2000 issues.

Potential Sales and Earnings Volatility

         The Company's sales and earnings may be subject to potential volatility based upon, among other things: (i) the adverse effect of HealthMax Nutritional Centers' or the Company's failure, or allegations of their failure, to comply with applicable regulations; (ii) the negative impact of changes in or interpretations or regulations that may limit or restrict the sale of certain of the Company's products, the expansion of its operations into new markets and the introduction of its products into each such market; (iii) the inability of the Company to introduce new products or the introduction of more products by the Company's competitors; (iv) general conditions in the nutritional supplement industry; and (v) consumer perceptions of the Company's products and operations. In particular, because the Company's products are ingested by consumers, the Company is dependent upon consumers' perception of the safety and quality of its products. As a result, substantial negative publicity concerning one or more of the Company's products or other nutritional supplements similar to the Company's products could adversely affect the Company results of operations or financial condition.

ITEM 3.  DESCRIPTION OF PROPERTY.

         Effective November 1, 1999, the Company's corporate headquarters, including administrative offices, distribution and research and development facilities, the offices of HealthMax and of HAP, are located at 4619 Parkbreeze Court, Orlando, Florida 32808. The facilities consists of approximately 1,500 square feet of office space and approximately 3,000 square feet of warehouse space and are leased by Access HealthCare, Inc., under a three-year agreement with Dr. Philips, Inc., an unaffiliated party, for a monthly rent of $1,950, with cost of living increases in the second and third years. HealthCare provides the space to the Company at the same rent and under the same terms applicable to it under its lease with the landlord. Dr. Pavlik, the Company's president (and the President of HealthCare) has personally guaranteed the lease.

         Prior to November 1, 1999, the Company leased its offices on a month-to-month basis from PSC Realty, an affiliated party, at a monthly rent of approximately $1,500. HealthCare, which maintains a clinic and its principal administrative office at the same address (2016 S. Orange Avenue, Orlando, Florida), has assumed the Company's portion of the space, and, as of November 1, 1999, is obligated for monthly rent of $3,000.

         The Company also maintains a regional sales office in Bloomington, Minnesota. Prior to September 1, 1999, the Company had been renting that office from an employee, Dr. Mark Leutem, on a month-to-month basis for $600 per month. Dr. Leutem is no longer charging the Company rent, although it continues to maintain a presence at that location.

         Until October 1, 1999, the Company maintained a regional sales office in Colorado Springs, Colorado, which it had rented from an unaffiliated third party, Tim Rose as Receiver, for a monthly rent of $600.00. The Company has not determined whether or to where it will relocate its Colorado office.

         Until November 1, 1999, the Company utilized certain distribution facilities in Norcross, Georgia, under a verbal agreement, for which it paid $2,000 per month to Solos Management, an unaffiliated third party, through Paideia Health, Inc., an affiliated party. This arrangement has been terminated.

         The Company believes all leased property is in good and satisfactory condition, and is suitable for the Company's business needs for the term of the respective leases.

         Addresses for the Company's present locations are as follows:

Florida:          4619 Parkbreeze Court, Orlando, FL 32808

Minnesota:        2850 Metro Drive, Suite 223, Bloomington, MN 55425

         The location for the principal office of HealthCare is 2016 S. Orange Avenue, Orlando, FL 32806.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a)      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS.


        As of January 17, 2000, the Company had issued and outstanding 2,636,887 shares of its Common Stock. Instructions for the issuance of an additional 256,803 shares were subsequently delivered to the Company's transfer agent. Accordingly, the percentages reflected below are based on 2,893,690 shares outstanding.

NAME AND ADDRESS(1)                               # OF SHARES       % OF TOTAL
-------------------                               -----------       ----------
The Daniel J. Pavlik Revocable Trust(2)               537,736            18.58
1602 Patton Avenue
Apopka, FL 32703

Donald Metchick(3)                                    445,265            15.39
106 Wisteria Drive
Longwood, FL  32792

Steven Miracle                                        300,000            10.37
3000 Old Alabama, Suite 119250
Alpharetta, Georgia 30022

Patricia Cohen                                        150,000             5.18
203 Waymouth Harbor Cove
Longwood, FL  32792
-----------------
(1) For purposes of the table, a person is considered to "beneficially own" any shares with respect to which he/she directly or indirectly has or shares voting or investment power or of which he or she has the right to acquire the beneficial ownership within 60 days. Unless otherwise indicated and subject to applicable community property law, voting power and investment power are exercised solely by the person named above or shared with members of his or her household.

(2) Includes 218,618 shares owned of record by the Daniel J. Pavlik Revocable Trust (trustee of which is Dr. Pavlik and the beneficiary of which is Rebecca Pavlik). Also includes 218,618 shares owned of record by The Rebecca Pavlik Revocable Trust (of which Mrs. Pavlik is the trustee and Dr. Pavlik is the beneficiary), as to which Dr. Pavlik disclaims beneficial ownership since he does not have the ability to directly or indirectly vote or dispose of the shares owned by this Trust. Does not include 715,000 shares issuable to The Daniel J. Pavlik Revocable Trust upon closing of the acquisition of HealthCare and does not include 715,000 shares issuable to The Rebecca Pavlik Revocable Trust upon closing of the acquisition of HealthCare.

(3) Does not include 476,000 shares issuable upon closing of the acquisition of Healthcare. Includes 60,000 shares sold in a private transaction by Mr. Metchick in May 1999, as that transaction has not yet been reflected on the Company's transfer agent's records.

(b)      SECURITY OWNERSHIP OF MANAGEMENT.

         As of January 17, 2000, the Company had issued and outstanding 2,636,887 shares of its Common Stock. Instructions for the issuance of an additional 256,803 shares were subsequently delivered to the Company's transfer agent. Accordingly, the information reflected below is based on 2,893,690 shares outstanding. The following table sets forth, as of January 19, 2000, certain information regarding beneficial ownership of the Common Stock by members of Management.

NAME AND ADDRESS(1)                            # OF SHARES       % OF TOTAL
-------------------                            -----------       ----------
Daniel J. Pavlik(2)                                537,736            18.58
1602 Patton Avenue
Apopka, FL 32703

Donald Metchick(3)                                 445,265            15.39
106 Wisteria Drive
Longwood, FL  32792

Steven Miracle                                     300,000            10.37
3000 Old Alabama, Suite 119250
Alpharetta, Georgia  30022

--------------------

(1) Based on 2,893,690 shares outstanding.

(2) Includes 218,618 shares owned of record by The Daniel J. Pavlik
    Revocable Trust (trustee of which is Dr. Pavlik and the beneficiary of which is Rebecca Pavlik). Also includes 218,618 shares owned of record by The Rebecca Pavlik Revocable Trust (of which Mrs. Pavlik is the trustee and Dr. Pavlik is the beneficiary), as to which Dr. Pavlik disclaims beneficial ownership since he does not have the ability to directly or indirectly vote or dispose of the shares owned by this Trust. Does not include 715,000 shares issuable to The Daniel J. Pavlik Revocable Trust upon closing of the acquisition of HealthCare and does not include 715,000 shares issuable to The Rebecca Pavlik Revocable Trust upon closing of the acquisition of HealthCare.

(3) Does not include 476,000 shares issuable upon closing of the acquisition of HealthCare. Includes 60,000 shares sold in a private transaction by Mr. Metchick in May 1999, as that transaction has not yet been reflected on the Company's transfer agent's records.

(c) CHANGES IN CONTROL.

         Not Applicable

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

(a)      DIRECTORS AND EXECUTIVE OFFICERS.

         Directors are elected annually and serve until the next annual shareholders' meeting, unless they resign or are removed earlier in accordance with the Company's Amended and Restated Articles of Incorporation.

Executive Officers are appointed by the Board of Directors.

DANIEL J. PAVLIK, 48, PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD.


         Dr. Pavlik has been active in the healthcare industry for the last 20 years. He obtained his undergraduate degree from Indiana University of Pennsylvania in 1973. In February 1997 he received his master of science degree from Rollins College, Orlando, Florida. His postgraduate doctoral studies were completed by June of 1980, when he received his Doctorate of Chiropractic Degree from Palmer College of Chiropractic located in Davenport, Iowa. Dr. Pavlik has founded and developed three healthcare companies during his professional career. As President of NMS Rehabilitation, Inc. from 1985 through 1992 he implemented nine full service physical rehabilitation facilities in a multi-state forum. From 1987 through 1993 he founded and developed The Academy of Industrial Health Consultants d/b/a The Academy, a chiropractic PPO. From 1980 through the present, Dr. Pavlik has been the President of Access HealthCare. Since 1996, he has been the President and CEO of HealthMax, and has been the President and CEO of Health Alternatives since completion of the Exchange in September 1998.

STEVEN MIRACLE, 45, CHIEF OPERATING OFFICER.

         Mr. Miracle joined the Company as of January 1, 1999, after over 20 years of senior-level healthcare administrative experience, which included developing and implementing growth strategies for companies prepared to move to a new level of productivity and orchestrating turn-around situations, as well as establishing and carrying out business plans from start-up through profitable operations. Mr. Miracle began his career in healthcare administration after receiving his M.B.A. from Vanderbilt University in 1977. As part of its early management group, Mr. Miracle was instrumental in developing and implementing operating procedures for Humana's primary care business, assisting in the migration from a hospital-based business and creating templates for the financial analysis of Humana's acquisition targets. After serving as the principal operations officer for several start-up ventures, Mr. Miracle served from July 1994 through July 1996 as the President of AmHealth, Inc., an occupational health provider, taking it from near bankruptcy, through a creditor work-out, consolidation, and successful sale. From July 1996 through December 1998, he was the President of Paideia Health, Inc., a healthcare and small business consulting and management company.
He has served as the Chief Operating Officer of The Company since January
1999.


DONALD METCHICK, 56, VICE PRESIDENT AND DIRECTOR.

         Mr. Metchick has been in the financial services and estate planning areas for 22 years. From 1973 until 1993, he was a general insurance agent for

John Hancock Insurance Co. Mr. Metchick filed for and was discharged from personal bankruptcy in the United States Bankruptcy Court in early 1994. From January 1992 through February 1996, Mr. Metchick was the President of Preferred Financial and Estate Planning Services, Inc., which provided life and health Benefit consulting and estate planning services. From February 1996 through the present he has been the Vice President of HealthMax, and in July 1999, he became the President of HAP.


RICHARD D. EKSTROM, 55, DIRECTOR.

         Mr. Ekstrom was appointed to the Company's Board of Directors in May 1999. He is the Chairman of the Board of Directors and President of Demegen, Inc., a publicly-held company, and has served in those capacities since January 1996. Mr. Ekstrom was Demegen's Chief Financial officer from December 1994 until August 1998. Mr. Ekstrom holds a B.A. from Cornell University and an M.B.A. from Boston University. From 1990 through 1991, Mr. Ekstrom was President of Cost Containment Corporation and from 1993 through 1994, he was Chief Operating Officer of Preferred Solutions Inc., both of which were start-up pharmacy benefit management companies. Mr. Ekstrom is the founder of Prescription Price Watch, a buying guide for pharmacy benefit programs. From 1968 to 1990, he was employed by Westinghouse Electric Corporation where he served in a variety of management positions, including controller, manufacturing manager and corporate staff positions.

         The Board of Directors intends to establish Compensation and Audit Committees; as the only "outside director" at this time, Mr. Ekstrom is expected to serve on those committees. The Compensation Committee will establish salaries, incentives and other forms of compensation for directors, officers and other employees for the Company, will administer the Company's incentive compensation and benefit plans and recommend policies relating to such incentive compensation and benefit plans. The Audit Committee will review the need for internal auditing procedures and the adequacy of internal controls and meets periodically with management and independent auditors.

(b)      OTHER SIGNIFICANT EMPLOYEES.


         Dr. Barry Bradley served as the Executive Vice President of Education and Product Development for HealthMax from February 1996 until October 1999, when he resigned his employment with HealthMax and became a key consultant.
By mutual verbal agreement, the parties have suspended their respective obligations under their consulting agreement, until such time as the Company's financial condition permits it to resume payments to Dr. Bradley. Dr. Bradley is board certified in clinical nutrition through both the American College of Nutrition and the Clinical Nutrition Certification Board, and is HealthMax principal clinical nutritionist, responsible for HealthMax' product formulations. A practicing chiropractor and clinical nutritionist for over 21 years, Dr. Bradley was in private practice with the Bradley Chiropractic Center in West Monroe, Louisiana from 1979 to 1991, and with the Darrow Family Chiropractic Clinic in Longwood, Florida, from 1992 to 1995. Dr. Bradley received his Doctor of Chiropractic in 1978 from the Cleveland College of Chiropractic, and is certified in several areas of nutritional healthcare and chiropractic. He is a member of the International and American Association of Clinical Nutritionists, the American Chiropractic Association Council on Nutrition, the American Chiropractic Board of Nutrition, and the Clinical Nutrition Certification Board. In June 1995, Dr. Bradley sought protection under the federal bankruptcy laws, both personally and professionally, in connection with an unsuccessful business venture (Dr. Barry J. Bradley DBA Cornerstone Chiropractic Clinic); these cases were discharged in October 1995.

(c)      FAMILY RELATIONSHIPS.

         None of the members of Management and/or other key employees or key consultants is related to another.

(d)      INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS.


         In April 1996, Donald Metchick was fined $2,500 by the National Association of Securities Dealers, Inc. (the "NASD"), and barred from association with any NASD member in any capacity, pursuant to an Offer of Settlement in connection with allegations made by the NASD that he had commingled customer funds from the sale of annuity and other insurance products with other funds. Mr. Metchick agreed to the settlement, without admitting the allegations made. No customer funds were misappropriated, nor was any such allegation asserted against Mr. Metchick.


ITEM 6.  EXECUTIVE COMPENSATION.

(a)      GENERAL.

         During the past three fiscal years, the Company has operated without formal employment agreements with respect to its executive officers. During that time, the only person whose compensation, including salary and bonuses, exceeded $100,000, was Dr. Daniel J. Pavlik (President and Chief Executive Officer). Effective January 1, 1999, the Company entered into written agreements with Donald Metchick and Steven Miracle, the principal terms of which agreements are described below.

         The Company presently does not have any form of stock option or stock grant plan, although it anticipates reserving up to two million shares for such a plan in the near future.

(b)      SUMMARY COMPENSATION TABLE.

         The following table shows all the cash compensation paid by the Company, during the fiscal years indicated, to the President and CEO; no other person earned or was paid at least $100,000 in all forms of compensation. There was no long-term compensation earned or paid to any party, nor was any other form of reportable compensation earned or paid.


                                SUMMARY COMPENSATION TABLE


                                                                          ANNUAL COMPENSATION
                                                              --------------------------------------
                    (a)                        (b)            (c)              (d)            (e)
                                                                                              Total
                                                                                             Annual
                                                                                             Compen-
                                                                                             sation
Name and Principal Position                   Year             Salary ($)       Bonus ($)      ($)
----------------------------------------------------------------------------------------------------
Daniel J. Pavlik, CEO                         1998               174,999          --         174,999
                                              1997               153,845          --         153,845
                                              1996                    --          --              --

         The foregoing includes $100,961 earned in 1998 by Dr. Pavlik but not paid in 1998, which amount has not been paid to date. These amounts do not include amounts paid by HealthCare, which was not a subsidiary during the reported years and is not presently a subsidiary.

(c)      OPTION/SAR GRANTS TABLE.

         Not applicable.

(d)      AGGREGATED OPTION/SAR EXERCISE AND FISCAL YEAR-END OPTION/SAR VALUE
         TABLE.

         Not applicable.

(e)      LONG-TERM INCENTIVE PLAN ("LTIP") AWARDS TABLE.

         Not applicable.

(f)      COMPENSATION OF DIRECTORS.

         The Company does not separately compensate its employee directors for their service as directors. Non-employee directors are expected to receive annual fees of $2,500, with no additional compensation for meetings attended. Non-employee directors also will be reimbursed any reasonable out-of-pocket expenses incurred in connection with their attendance at meetings. No additional compensation is anticipated for service on committees of the Board of Directors.

         Prior to April 1999, all of the Company's directors (and nominees for directors) also were employees. Accordingly, no compensation reportable under this item was paid.

(g) EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS.

         Effective January 1, 1999, the Company has entered into an executive employment agreement with Steven Miracle, pursuant to which Mr. Miracle serves as the Chief Operating Officer of Access Health Alternatives, Inc. Mr. Miracle also serves in that capacity with respect to HealthMax. The term of the agreement is three years, with consecutive one-year terms if not terminated by written notice prior to the expiration of an ongoing term. Mr. Miracle will receive a base salary of $125,000 in each year of the term, and will be entitled to a cash bonus equal to two percent (2%) of the Company's annual net profits after taxes, subject to maximums as follows: $100,000 in 1999; $150,000 in 2000; and $200,000 in 2001. Mr. Miracle also is to receive a common stock bonus as follows: 100,000 shares upon commencement of his employment relationship; 100,000 shares on January 1, 2000; and 100,000 shares on January 1, 2001. In the event of a change of control of the Company, as defined in the agreement, additional compensation would be payable to Mr. Miracle equivalent to approximately three times his annual base salary plus taxes thereon.

         Effective January 1, 1999, the Company has entered into an executive employment agreement with Donald Metchick, pursuant to which Mr. Metchick serves as the Executive Vice President in charge of Health Assurance Plans of Access Health Alternatives, Inc., and as the President of HAP. The term of the agreement is three years, with consecutive one-year terms if not terminated by written notice prior to the expiration of an ongoing term. Mr. Metchick will receive a base salary of $100,000 in each year of the term, and will be entitled to a cash bonus equal to two percent (2%) of the Company's annual net profits after taxes, subject to maximums as follows: $100,000 in 1999; $150,000 in 2000; and $200,000 in 2001. Mr. Metchick also is to receive a common stock bonus as follows: 100,000 shares upon commencement of his employment relationship; 100,000 shares on January 1, 2000; and 100,000 shares on January 1, 2001. In the event of a change of control of the Company, as defined in the agreement, additional compensation would be payable to Mr. Metchick equivalent to approximately three times his annual base salary plus taxes thereon.

         The Company has no employment contracts with any other employees, although it anticipates entering into an agreement with Dr. Daniel J. Pavlik, the terms of which agreement have not been finalized.

(h)      REPORT ON REPRICING OF OPTIONS/SARS.

         Not applicable.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.


         Prior to November 1, 1999, the Company leased its corporate headquarters in Orlando, Florida from PSC Realty, a partnership in which Dr. Pavlik, the Company's President and Chief Executive Officer, is a partner. Effective November 1, 1999, HealthCare became the sole tenant at this facility, for a total monthly rent of $3,000. Prior to November 1st, the Company and HealthCare shared this facility, each bearing monthly rent at the rate of $1,500.

         Prior to November 1, 1999, the Company's distribution facilities in Norcross, Georgia, were provided at a rate of $2,000 per month under a verbal arrangement with Paideia Health, Inc. ("Paideia"), a company controlled by Steven Miracle, the Company's Chief Operating Officer. Paideia leases the premises from an unaffiliated third party. Effective November 1, 1999, the Company is no longer utilizing this space, and no further payments will be made or accrue in connection with this space.


         Pavlik Chiropractic Group, P.A. ("PCG"), a professional association owned and controlled by Dr. Pavlik, employs the doctors who provide services through Access HealthCare, Inc. HealthCare reimburses PCG for the costs associated with the employment of the doctors, and PCG does not receive any premium or other compensation for its role.

         A portion of the Company's operations, specifically those related to sales and distribution of HealthMax products, are conducted through three affiliated limited liability companies ("LLC"), each of which is responsible for a separate geographic territory under operating agreements with the Company. HealthMax is the manager of the LLC's, and performs all operating and administrative functions for them. The operating agreement with the LLC's provide that net profits shall be allocated 100% to the investors in the LLC's until they receive 125% of their investment, then 25% to the investor and 75% to the Company. Losses are allocated 99% to the investor and 1% to HealthMax. The term of the LLC's is for five years. Since all operating activities are conducted by HealthMax on behalf of the LLC's, HealthMax recognizes all of the sales and expenses related to the operations being conducted for the LLC's.

ITEM 8.  LEGAL PROCEEDINGS.


         On October 28, 1999, Marty Kass filed a lawsuit in the Circuit Court for the Eighth Judicial Circuit for Alachua County, Florida, against
Dr. Daniel J. Pavlik, Access HealthMax, Inc., Access HealthCare, Inc., and Access Health Alternatives, Inc. The action seeks repayment of a loan and enforcement of a settlement agreement, for approximately $51,664, plus court costs and fees. The Company believes the suit will be satisfied upon payment of all outstanding amounts owed, and has recorded reflected a liability in the amount of $52,000 on the balance sheet at September 30, 1999.

          On January 4, 2000, an action was filed in the Circuit Court for the Ninth Judicial Circuit for Orange County, Florida, by James Michaelides, the Estate of Anna Michaelides and Andrew Nicolaides, against Innovative Health Solutions, Inc., HealthMax, Inc. [sic], Pavlik Chiropractic Group, P.A., Richard
A. Weaver and Daniel J. Pavlik. This action seeks the repayment of four loans totalling $145,000 plus court costs and fees. The Company has not yet determined its response to this action. The sums sought are reflected as debt on the Company's books, and are among a series of loans evidenced by notes with an approximate present balance of $820,000. Although the notes each originally were due to mature in nine months from their making, they all have been renewed or extended by their holders. Interest only, at the annual rate of 10.5%, is due until maturity. All interest payments were made through September 1999, although none of been made since that time. Under the terms of the notes, non-payment of interest, when due, constitutes a default, and entitles the holder to accelerate the note if the deliquent payment has not been made within 21 days. Other than the plaintiff in the foregoing lawsuit, none of the note holders has indicated any intention of accelerating their note. As of December 31, 1999, the amount of unpaid interest on the notes was approximately $22,400; as of February 29, 2000, this amount was approximately $37,300.

         In October 1999 HealthMax was advised by the Department of Professional and Financial Regulation, Bureau of Banking, Securities Division for the State of Maine that certain sales of the LLC's interests to Maine residents were not covered by an exemption from registration, and were effected with the assistance of a person not licensed to sell securities in that state, and therefore are subject to rescission. Without admitting any violations of applicable Maine securities laws, HealthMax, through counsel, has confirmed that it will offer rescission to the Maine investors, but has not yet determined the manner or method of this offer. Neither the LLC's, HealthMax nor the Company has sufficient funds available to rescind the full amount of the Maine investors' interests (approximately $763,750), should they all elect to rescind their investment. The potential impact this action may have on HealthMax or the Company as a whole, or on their financial statements, cannot be determined at this time. The Company, however, has recorded a liability in the amount of $763,750 on its books.

         In December 1999 the Company became aware of an inquiry by the Comptroller's Office of the State of Florida into the manner by which certain LLC interests were sold to residents of Florida. The State has requested certain documents and information from the Company, from the LLCs and from HealthMax in what the Company believes is an effort to determine if securities were sold without registration or without an exemption from registration, or by persons not licensed to sell securities in the State.
The Company is cooperating with the State's inquiry, and is unable to speculate at this time as to the outcome of such inquiry.

         In addition to the states of Florida and Maine, where a total of $1,472,298 and $763,750, were raised, respectively, LLC interests were sold in other jurisdictions as follows: Utah, $80,000; Texas, $204,198; Missouri, $197,704; Ohio, $65,500; California, $25,000; Minnesota, $51,000; New Jersey,
$25,000; Michigan, $50,000; and Canada, $50,000. Although the Company has not received any communications from the regulators in the jurisdictions other than Florida and Maine concerning the sale of LLC interests, further inquiries are possible. It is impossible at this time to ascertain the potential impact such inquiries may have on the LLC, HealthMax or the Company. Without concurring that any improprieties occurred, the Company believes that further rescission offerings may be required. The Company will continue to evaluate avenues of satisfying any required rescission offerings, and the advisability of offering rescission in jurisdictions where such rescission is not required by the regulatory authorities. Although it was believed at the time of the offerings that they were made substantially in compliance with applicable state law, further evaluation on a state-by-state basis would be required by the Company at this time before stating a position with respect to whether it had actually complied in all material respects with such state laws, which evaluation will be undertaken by the Company in the near future.


ITEM 9. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(a)      MARKET INFORMATION.

         Bid and ask quotations for the Company's Common Stock, $.001 par value, are posted on the over-the-counter bulletin board of the National Association of Securities Dealers, Inc. From the commencement of trading in

October 1998 until the Reverse Stock Split in March 1999, the stock traded under the symbol, "AHMX." Following the Reverse Stock Split, through June 1999, the stock traded under the symbol, "AHMXD." The stock briefly resumed quotation under "AHMX" before changing to "AHMXE" in early July.

         In early August 1999, the Company's common stock became ineligible for quotation on the Bulletin Board, and began being quoted on the "Pink Sheets" of the National Quotation Bureau under the symbol, "AHMX."

         The following table sets forth the range of high bid and low bid prices for the Company's Common Stock on a quarterly basis since the commencement of trading in October 1998 (giving retroactive effect to the 1-for-10 reverse stock split declared in March 1999), as reported by the National Quotation Bureau (which reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions). The foregoing and following information should not be taken as an indication of the existence of an established public trading market for the Company's Common Stock.

                                  COMMON STOCK

                                                 High Bid            Low Bid
                                                 ---------           --------
Quarter ended December 31, 1998                  $55.00000           $0.62500

Quarter ended March 31, 1999                     $ 5.62500           $0.15630

Quarter ended June 30, 1999                      $ 2.75000           $1.62500

Quarter ended September 30, 1999                 $ 1.87500           $0.90163


Quarter ended December 31, 1999                  $ 0.48000           $0.25000

(b)      HOLDERS.

         As of January 17, 2000, the approximate number of record holders of the Company's common stock was 132. This includes brokerage firms and/or clearing firm holding the Company's stock for their clientele (with each such brokerage house and/or clearing house being considered as one holder). The Company believes that the number of beneficial owners exceeds 200, however there can be no assurance that this is accurate.


(c)      DIVIDENDS.

         Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds available therefor, subject to any restrictions imposed by any loan or other agreements. The Company presently does not believe there are any such restrictions.

         The Company has not paid or declared any dividends on its Common Stock since its inception and, by reason of its present financial status and its contemplated financial requirements, does not contemplate or anticipate paying any dividends upon its Common Stock in the foreseeable future.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.


         The following unregistered securities of the Company have been issued in the period from September 2, 1998 (the Exchange Date) through January 19, 2000 (with adjustments shown to reflect the Reverse Stock Split declared in March 1999). Although the Company believes that an exemption from registation under the federal and/or state securities laws was available for each of these issuances, if it is otherwise determined at some future date, the Company may be required to offer rescission of such issuance or issuances.

          The Company believes that each of the recipients of shares indicated below had access to the kind of information normally presented in a registration statement. Moreover, the Company believes that each party that purchased the Company's securities was a sophisticated individual at the time of the receipt of the Company's common stock.

         In October 1998, the Company issued 20,000 restricted shares of common stock to LNB Investment Corporation, under an assignment from Capital FCG Unlimited, Inc. ("FCG"), in consideration for consulting services rendered by FCG. These shares were issued under Section 4(2) of the Securities Act of 1933, as amended (the "Act") and were due to have been issued in September 1998, following the Share Exchange. The parties have valued the shares at $1.00 per share, as there was no trading market for the shares at the time they were earned, and the services were valued at $20,000. At the time of the transaction, FCG was an accredited investor within the meaning of the Act, and although Limited written disclosure was provided to it, Management was available to answer all questions posed on behalf of FCG and to otherwise provide all requested disclosure.

         In February 1999, the Company sold a total of 323,334 shares of Common Stock, for an aggregate of $485,000, pursuant to Rule 504, to the following persons and in the following amounts:

Alan K. Avra                                          10,000 Shares
Lonnie E. Avra                                        10,000 Shares
Joseph Camillo                                        10,000 Shares
Cheverlton Fund Ltd.                                  60,000 Shares
Richard W. Coffman                                    10,000 Shares
Thomas S. Danford                                     10,000 Shares
Derrick Dental Care, P.A. Money Purchase Plan         10,000 Shares
Anthony C. & Rosemary E. Derrick                      10,000 Shares
Sean R. Derrick                                       10,000 Shares
Hi-Tel Group, Inc.                                    30,000 Shares
George R. Kinney                                      40,000 Shares
Angie G. Langley                                      14,334 Shares
Lyle G. Meyers                                        20,000 Shares
Sheila O'Derrick                                      10,000 Shares
Progressive Media Group, Inc.                         39,000 Shares
Greig A. Rank                                         10,000 Shares
David Tuscan                                          10,000 Shares
Doug Ward                                             10,000 Shares

         In March 1999, the Company issued a total of 16,000 restricted shares to certain employees, independent contractors and consultants, as a bonus for services rendered. The issuance of these shares was not tied to performance, nor was it issued in lieu of cash compensation, although the Company has valued the share (and, accordingly, the consideration for which they were issued) at $1.00 per share. The Company issued these shares to the following persons (none of whom is believed to be an accredited investor) in appreciation for their extraordinary service to the Company. None of the recipients of this stock received the type of information normally presented in a prospectus. The shares were issued under Section 4(2) of the Act, as follows:


Barry Bradley                                         10,000 Shares
Ron Broman                                               500 Shares
Roger Cameron                                            500 Shares
Kirk Johnson                                             500 Shares
Mark Leutem                                            1,500 Shares
Brent Phillips                                         2,500 Shares
Mary Jo Sabata                                           500 Shares

         In April 1999, the Company issued 150,000 shares of Common Stock to Patricia Cohen, in consideration for her assistance in facilitating revisions in January and February 1999 to the original Exchange and related transactions. These shares were valued by the parties at $150,000, and were issued under Rule 504.

         In April 1999, the Company issued 75,000 shares of Common Stock to Amy Lewis, in consideration for consulting services rendered by her husband, Michael, on behalf Public Acquisition Consultants, Inc. ("PAC"). Mr. Lewis is the President of PAC and Ms. Lewis is its sole shareholder; the shares were issued to Ms. Lewis personally at the request of PAC. The shares were issued under Section 4(2), and were due to have been issued immediately following the Exchange in September 1998. The parties have valued the shares at $1.00 per share, as there was no trading market for them at the time they were earned, and the services were valued at $75,000. PAC was instrumental in establishing and furthering the relationship between Access HealthMax and PLC, and received this stock grant in appreciation for its assistance. The Company does not believe that PAC is an accredited investor.
It was not provided with the type of information normally presented in a prospectus.

         In May 1999 the Company sold one Unit of its securities pursuant to Rule 506 promulgated under the Act, for $25,000. The Unit consisted of one shares of Series A Redeemable Convertible Preferred Stock, one Class A Warrant and one Class B Warrant. As this was the only Unit sold in the offering, the investor and the Company agreed that the Company would not issue the Unit. Instead, the Company has recorded the $25,000 it received from the investor as a liability, and, at the investor's election, the Company will either return the funds or will apply it to an investment on the Company's behalf in a future offering of securities by the Company.

         In July 1999 the Company retained The Edge Unlimited, Inc.
("The Edge"), Orlando, Florida to provide certain investor relations and public relations services valued at $120,000, for which The Edge received 150,000 restricted shares of the Company's common stock, under Section 4(2) ($.80 per share). The Company is unaware of whether The Edge is an accredited investor. Although The Edge had access to Management, and received such information concerning the Company as it requested, it did not receive the type of information normally presented in a prospectus.

         From April 1999 through January 2000, the Company exchanged common stock of HealthMax for common stock of Health Alternatives, under Section 4(2). An aggregate of 353,503 shares of the Company's common stock were issued to approximately 50 former shareholders of HealthMax, some of whom are not accredited investors. Although all of these persons were provided with such information concerning the Company as was reasonably available at the time, and were invited to consult with their financial advisors and to request any other information of the Company as they believed appropriate, the information provided was not equivalent to the information that would normally be presented in a prospectus.

Frank Aldridge                                         30,000 shares
Ambrosia Health Enterprises, Inc.                      10,000 shares
John H. Brett, Jr.                                     10,000 shares
Albert K. Brinson, IRA                                  2,000 shares
Shelley D. Brown                                       10,000 shares
Philip and Linda Carland                                5,000 shares
Ralph W. Catanese                                      20,000 shares
Dominick J. Costanzo                                    5,000 shares
Kenneth R. Crutchfield                                  2,000 shares
James D'Angelo                                          5,000 shares
Ralph L. Davis, Jr.                                    20,000 shares
Helen Decker                                            2,500 shares
Berton L. DeSelms                                       2,000 shares
Robert A. Foss                                          2,000 shares
Richard and Phyllis Gruosso                             5,000 shares
Ronald and Kirai Hoffman                                5,000 shares
Douglas Jordal                                          5,000 shares
Frederick J. Kollett, Jr.                               5,000 shares
Gary S. Kuskin                                         10,000 shares
Pat E. Luse                                             2,500 shares
Michael and Charlene MacDonald                         30,000 shares
Cathy and Thomas Machacyk                               2,500 shares
Bruce and Kimberley Maddox                              2,500 shares
Philip and Linda Mancusi                               10,000 shares
Lillian and Peter Marcelli                              2,500 shares
Luca and Yvonne Masciarelli                             9,200 shares
Robert and Anne Micelotta                               2,500 shares
Stanley Moreira                                         2,500 shares
Marcy Morgan                                            2,500 shares
Nelda and James Murray                                  2,500 shares
Patrick M. O'Neill                                      2,500 shares
Pensco Pension FBO Faye Miles                           2,500 shares
Pensco Pension FBO Raymond D. Brown                     3,803 shares
Brent Phillips                                         10,000 shares
Tina C. Piasio                                          6,000 shares
Palma Privitera Living Trust                            2,500 shares
Sharon Procaccioanti                                    2,500 shares
Delvin E. Ressel Revocable Trust                        5,000 shares
Retirements Accounts, Inc., FBO Philip J. Carland       5,000 shares
Paul Sember                                            25,000 shares
Michael D. Sember Trust                                35,000 shares
William Stringer                                        3,500 shares
Armand & Marie Taddeo                                   5,000 shares
Karen Taddeo                                            6,000 shares
Wilburn D. Taylor                                       2,500 shares
Ronald P. Terrill                                       2,000 shares
Robert W. Yarber                                       10,000 shares


         In November 1999, the Company issued 100,000 shares each to Donald Metchick and Steven Miracle, which issuance was intended to occur in January 1999, pursuant to their respective employment agreements, pursuant to Section 4(2). The Company has valued the share (and, accordingly the consideration for which they were issued) at $1.10 per share. Neither Mr. Metchick nor Mr. Miracle is an accredited investor, and although neither received the type of information normally found in a prospectus, as members of Management, they had access to such information.

         In December 1999, the Company issued an aggregate of 400,000 shares of common stock to certain employees as follows, under Section 4(2). The issuance of these shares was not tied to performance, nor was it issued in lieu of cash compensation, although the Company has valued the shares (and, accordingly, the consideration for which they were issued) at $.50 per share. The Company issued these shares to the following persons (none of whom is believed to be an accredited investor) in appreciation for their extraordinary service to the Company. None of the recipients of this stock received the type of information normally presented in a prospectus.

Mark Leutem                                            50,000 shares
Brent Philips                                          50,000 shares
Steven Miracle                                        100,000 shares
Daniel J. Pavlik                                      100,000 shares
Donald Metchick                                       100,000 shares

         In January 2000, the Company issued 100,000 shares to each of Donald Metchick and Steven Miracle pursuant to their respective employment agreements, pursuant to Section 4(2). The Company has valued the shares (and, accordingly, the consideration for which they were issued) at $.50 per share. Neither Mr. Metchick nor Mr. Miracle is an accredited investor, and although neither received the type of information normally found in a prospectus, as members of Management, they had access to such information.

ITEM 11. DESCRIPTION OF SECURITIES.

COMMON STOCK

         The Company is authorized to issue 50,000,000 shares of Common Stock, $.001 par value per share, of which, 2,636,887 were outstanding as of January 17, 2000, and an additional 2.0 million (approximately) of which have been reserved in connection with the acquisition of HealthCare. The Company also has reserved 400,000 shares for issuance under two employment agreements, 200,000 of which were issued after January 17, 2000, and 200,000 of which will be issued in January 2001. In addition, approximately 57,000 shares were issued subsequent to January 17, 2000, in connection with the share exchange with certain minority shareholders of HealthMax. The Company anticipates reserving an additional 2.0 million shares in connection with a planned stock option plan, which has not been finalized.


         Holders of Common Stock are entitled to cast one vote for each share held at all stockholder meetings for all purposes, including the election of directors. Cumulative voting for the election of directors is not permitted. The holders of more than 50% of the Common Stock issued and outstanding and entitled to vote, present in person or by proxy, constitute a quorum at all meetings of stockholders. The vote of the holders of a majority of Common Stock present at such a meeting will decide any question brought before such a meeting, except for certain actions such as amendments to the Articles of Incorporation, or a merger or dissolution of the Company, which would require the affirmative vote of the holders of a majority of the outstanding shares of Common Stock. Upon liquidation or dissolution, the holder of each outstanding share of Common Stock will be entitled to share equally in the assets of the Company legally available for distribution to the shareholders, after payment of all liabilities (including distributions to investors in the LLCs). Holders of Common Stock do not have any preemptive, subscription or redemption rights. All outstanding shares of Common Stock are, and the shares of Common Stock offered hereby, upon purchase on the terms hereof will be, fully paid and nonassessable.

PREFERRED STOCK

         The Company is authorized to issue 10,000,000 shares of preferred stock, $.01 par value per share, the rights and preferences of which may be designated by the Board of Directors without shareholder approval. On March 3, 1999, the Company designated the rights and preferences of its Series A Redeemable Convertible Preferred Stock, and authorized the sale of up to 1,400,000 shares as part of an offering that was terminated in September 1999 (the "Unit Offering"). Prior to the Unit Offering, no series of preferred stock had been designated. Although one Unit was sold in the Unit Offering for $25,000, the purchaser has agreed to accept an investment in the Company's next offering, provided the terms are as favorable to him as were the terms of the Unit Offering. No definitive terms have been established for the Company's next offering, and it is possible that the $25,000 will be returned to the investor at some future date. Funds raised in the Unit Offering have been recorded as a liability on the Company's books, as they may be returned to the investor or converted to an investment in a future offering by the Company, at the investor's election.

         TRANSFER AGENT

         The Transfer Agent for the Company's Common Stock is Interwest Transfer and Trust Company of Salt Lake City, Utah.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Amended and Restated Articles of Incorporation and Bylaws of the Company contain provisions limiting or eliminating the liability of directors of the Company to the Company or to its shareholders to the fullest extent permitted by the Florida Business Corporation Act and indemnifying officers and directors of the Company to the fullest extent permitted by Florida law.

         The Company does not presently maintain directors' and officers' liability insurance.

ITEM 13. FINANCIAL STATEMENTS.

         The Company's financial statements, as well as the financial statements for HealthCare and certain pro forma information related to the acquisition of HealthCare by the Company, begin at page F-1 and are filed herewith.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not applicable.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

(a)      The following financial statements are filed herewith:

         (i)    For Access Health Alternatives, Inc., and Subsidiary        F-1

                Independent Auditors' Report                                F-2

                Consolidated Balance Sheets at June 30, 1999 (unaudited)
                  and December 31, 1998                                     F-3

                Consolidated Statements of Operations for the
                  years ended December 31, 1998 and 1997 and
                  the six months ended June 30, 1999 and
                  1998 (unaudited)                                          F-4

                Consolidated Statements of Stockholders' Deficit
                  for the years ended December 31, 1998 and 1997
                  and the six months ended June 30, 1999
                  (unaudited)                                               F-5

                Consolidated Statements of Cash Flows for the
                  years ended December 31, 1998 and 1997 and
                  the six months ended June 30, 1999 and 1998
                  (unaudited)                                               F-7

                Notes to Consolidated Financial Statements                  F-8

         (ii)   For Access HealthCare, Inc.                                F-21

                Independent Auditors' Report                               F-22

                Consolidated Balance Sheets at June 30, 1999
                  (unaudited) and December 31, 1998                        F-23

                Consolidated Statements of Operations for the years
                  ended December 31, 1998 and 1997 and the six
                  months ended June 30, 1999 and 1998
                  (unaudited)                                              F-24

                Consolidated Statements of Stockholders' Deficit
                  for the years ended December 31, 1998 and 1997
                  and the six months ended June 30, 1999
                  (unaudited)                                              F-25

                Consolidated Statements of Cash Flows for the
                  years ended December 31, 1998 and 1997 and the
                  six months ended June 30, 1999 and 1998
                  (unaudited)                                              F-26

                Notes to Financial Statements                              F-27

         (iii)  Pro Forma (unaudited) Consolidated Statements              F-33

                Pro Forma Consolidated Balance Sheet at
                  December 31, 1998                                        F-34

                Pro Forma Consolidated Statements of Operations
                  for the years ended December 31, 1998 and 1997           F-35

                Pro Forma Consolidated Balance Sheet at June 30,
                  1999 (unaudited)                                         F-37

                Pro Forma Consolidated Statements of Operations
                  for the six months ended June 30, 1999 and
                  1998 (unaudited)                                         F-38

                Notes to Pro Forma Consolidated Financial Statements       F-40

         (b) The following exhibits are submitted herewith:

             Exhibit 3.1.1* Articles of Incorporation of B C Insurance Services, Inc.

             Exhibit  3.1.2*         Articles of Amendment to B C Insurance
                                     Services, Inc.

             Exhibit 3.1.3* Articles of Restatement to the Articles of Incorporation of PLC Ventures Corp.

             Exhibit 3.1.4* Articles of Amendment to the Amended and Restated Articles of Incorporation of Access HealthMax Holdings, Inc.

             Exhibit 3.1.5* Articles of Amendment to the Amended and Restated Articles of Incorporation of Access HealthMax Holdings, Inc.

             Exhibit  3.2*           Bylaws

             Exhibit  4.1*           Class A Common Stock Purchase Warrant

             Exhibit  4.2*           Class B Common Stock Purchase Warrant

             Exhibit 10.1*           Employment Agreement with Steven Miracle

             Exhibit 10.1.1*         Amendment to Miracle Employment Agreement

             Exhibit 10.2*           Employment Agreement with Donald Metchick

             Exhibit 10.2.1*         Amendment to Metchick Employment Agreement

             Exhibit 10.3* Form of LLC Operating Agreement (LLC II given as example)


             Exhibit 10.3.1*         Schedule Pertaining to LLC Operating
                                     Agreements

             Exhibit 10.4*           Form of Market License Agreement

             Exhibit 10.5* Form of Affiliated Clinic Agreement (Chiropractic Physician Agreement)

             Exhibit 10.6*           Consulting Agreement with Dr. Barry Bradley

             Exhibit 10.7*           Agreement with The Benecom Group


             Exhibit 11.1* Statement re: computation of per share earnings (fiscal years ended December 31, 1998 and 1997)

             Exhibit 11.2* Statement re: computation of per share earnings (six months ended June 30, 1999 and 1998)

             Exhibit 21*             List of Subsidiaries

--------------
* Previously Filed.

                        ACCESS HEALTH ALTERNATIVES, INC.

                       Consolidated Financial Statements

                         December 31, 1998 and 1997 and
                       June 30, 1999 and 1998 (Unaudited)

                  (With Independent Auditors' Report Thereon)

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors
Access Health Alternatives, Inc.:

We have audited the accompanying consolidated balance sheet of Access Health Alternatives, Inc. as of December 31, 1998, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the years ended December 31, 1998 and 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Access Health Alternatives, Inc. at December 31, 1998 and the results of their operations and their cash flows for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has suffered recurring losses from operations and has a net capital and working capital deficiency, which raises substantial doubt about their ability to continue as a going concern. Management's plans regarding those matters are described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Tedder, James, Worden & Associates, P.A.



Orlando, Florida
March 3, 1999, except as to note 1a which is as of March 11, 1999 and notes 10 and 11 which are as of April 30, 1999

                        ACCESS HEALTH ALTERNATIVES, INC.


                          CONSOLIDATED BALANCE SHEETS


                                                                       June 30,     December 31,
                                                                         1999           1998
                                                                     ------------   ------------
                                                                      (Unaudited)
                                     Assets
Current assets:
     Cash                                                             $   80,857            419
     Receivables:
           Trade                                                          27,329          8,218
           Other                                                          10,127          7,988
                                                                     ------------   ------------

                 Total receivables                                        37,456         16,206
     Inventories                                                          55,805         68,968
     Other current assets                                                 10,906             --
                                                                     ------------   ------------
                 Total current assets                                    185,024         85,593

Property and equipment, net                                               43,360         51,034
Other assets, net                                                         13,976         16,711
                                                                     ------------   ------------
                 Total assets                                            242,360        153,338
                                                                     ============   ============

                      Liabilities and Stockholders' Deficit

Current liabilities:
     Notes and commercial paper                                        1,467,821      1,155,723
     Current obligation under capital lease                                6,903          7,523
     Bank overdraft                                                           --        101,357
     Accounts payable                                                    145,756        284,637
     Accrued liabilities                                                 532,339        452,188
     Due to related parties:
           Stockholders                                                   22,708        117,378
           Limited liability companies                                 1,063,614      1,084,099
           Access Healthcare, Inc                                         39,744         39,383
                                                                     ------------   ------------
                 Total due to related parties                          1,126,066      1,240,860
                                                                     ------------   ------------

                 Total current liabilities                             3,278,885      3,242,288

Unearned income                                                          318,084        278,417
Obligation under capital lease, less current portion                       4,190          5,226
Minority interest in subsidiary                                          405,063        405,063
                                                                     ------------   ------------
                 Total liabilities                                     4,006,222      3,930,994

Stockholders' deficit:
     Preferred stock, $.01 par value, 10,000,000 shares authorized,
           1 share issued and outstanding at June 30, 1999                    --             --
     Common stock, $.001 par value, 50,000,000 share authorized,
           1,023,350 shares issued and outstanding at
           December 31, 1998 and 1,587,684 at June 30, 1999                1,587          1,023
     Capital in excess of par value                                      737,193         26,477
     Accumulated deficit                                              (4,502,642)    (3,805,156)
                                                                     ------------   ------------
                 Total stockholders' deficit                          (3,763,862)    (3,777,656)
                                                                     ------------   ------------
                 Total liabilities and stockholders' deficit         $   242,360        153,338
                                                                     ============   ============


See accompanying notes to consolidated financial statements.

                        ACCESS HEALTH ALTERNATIVES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                         Years ended                           Six months ended
                                                         December 31,                               June 30,
                                               -------------------------------         --------------------------------
                                                  1998                1997                 1999                 1998
                                               -----------         -----------         -----------         ------------
                                                                                       (Unaudited)          (Unaudited)
Revenues:
     Equipment                                  $ 299,989             411,610                   -              215,133
     Products                                     439,601             240,607             200,625              231,365
     Other                                         94,968              80,747              56,577               49,803
                                               -----------         -----------         -----------         ------------
          Total revenues                          834,558             732,964             257,202              496,301

Cost of sales:
     Equipment                                     58,799             135,670                   -               64,235
     Products                                     125,027              94,013              77,114               56,347
     Other                                          7,180                   -               2,460                3,800
                                               -----------         -----------         -----------         ------------
          Total cost of sales                     191,006             229,683              79,574              124,382
                                               -----------         -----------         -----------         ------------
          Gross profit                            643,552             503,281             177,623              371,919

Selling, general and administrative             1,191,534           1,010,221             825,739              524,097
                                               -----------         -----------         -----------         ------------
Operating loss                                   (547,982)           (506,940)           (648,111)            (152,178)

Other expense:
     Interest expense                             164,057             235,030              49,375              103,978
     Other, net                                     2,559               5,470                   -                    -
                                               -----------         -----------         -----------         ------------
          Total other expense                     166,616             240,500              49,375              103,978
                                               -----------         -----------         -----------         ------------
          Net loss                             $ (714,598)           (747,440)           (697,486)            (256,156)
                                               ===========         ===========         ===========         ============
Basic net loss per share                       $    (0.71)              (0.74)              (0.52)               (0.26)
                                               ===========         ===========         ===========         ============

See accompanying notes to consolidated financial statements.

                        ACCESS HEALTH ALTERNATIVES, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

               For the years ended December 31, 1998 and 1997 and
                   six months ended June 30, 1999 (Unaudited)


                                                                                       Capital in
                                       Preferred Stock            Common Stock         Excess of     Accumulated
                                     Shares      Amount       Shares        Amount     Par Value       Deficit          Total
                                     -------     -------     --------       ------     ---------    ------------     -----------
Balances, December 31, 1996               --          --      437,500       $  437        7,063      (2,343,118)     (2,335,618)
Net loss                                  --          --           --           --           --        (747,440)       (747,440)
                                     -------     -------     --------       ------     ---------     -----------     -----------

Balances, December 31, 1997               --          --      437,500          437        7,063      (3,090,558)     (3,083,058)

Shares issued to reflect
     recapitalization for reverse
     acquisition (Note 1a)                --          --      565,850          566         (566)             --              --

Shares issued for services                --          --       20,000           20       19,980              --          20,000

Net loss                                  --          --           --           --           --        (714,598)       (714,598)
                                     -------     -------     --------       ------     ---------     -----------     -----------

See accompanying notes to consolidated financial statements.

                        ACCESS HEALTH ALTERNATIVES, INC.

               For the years ended December 31, 1998 and 1997 and
                   six months ended June 30, 1999 (Unaudited)


                                                                                    Capital in
                                      Preferred Stock           Common Stock         Excess of     Accumulated
                                     Shares     Amount      Shares        Amount     Par Value       Deficit           Total
                                     -----      -----      ---------      ------     ---------     -----------      -----------
Balances, December 31, 1998             --         --      1,023,350       1,023       26,477      (3,805,156)      (3,777,656)
                                     -----      -----      ---------      ------     ---------     -----------      -----------

Shares issued in Rule 504
     offering, February 1999            --         --        323,334         323      484,677              --          485,000

Shares issued for services              --         --        241,000         241      226,039              --          226,280

Net loss for six months
     ended June 30, 1999
     (Unaudited)                        --         --             --          --           --        (697,486)        (697,486)
                                     -----      -----      ---------      ------     ---------     -----------     ------------

Balances, June 30, 1999
     (Unaudited)                         1         --      1,587,684      $1,587      737,193      (4,502,042)      (3,763,862)
                                     =====      =====      =========      ======     =========     ===========     ============

See accompanying notes to consolidated financial statements.

                        ACCESS HEALTH ALTERNATIVES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                    Years Ended                 Six Months Ended
                                                                    December 31,                    June 30,
                                                             ------------------------       -----------------------
                                                                1998            1997          1999           1998
                                                             ----------      ---------      ---------      ---------
                                                                                           (Unaudited)    (Unaudited)
Cash flows from operating activities:
     Net loss                                                $(714,598)      (747,440)      (697,486)      (256,156)
     Adjustment to reconcile net loss to net
       cash provided by (used in) operating activities:
          Depreciation and amortization                         33,520         26,641         18,347         16,282
          Losses of limited liability companies                506,255        363,341         86,204        280,797
          Unearned income recognized                           (78,000)       (33,583)       (40,333)       (39,000)
          Issuance of common stock for services                 20,000             --        226,280             --
          Cash provided by (used in) changes in:
               Receivables                                         515         (6,226)       (21,250)         6,679
               Inventories                                     (15,202)        39,835         13,163        (12,965)
               Other assets                                         --           (500)       (10,906)        (5,717)
               Bank overdraft                                   61,749         36,174       (101,357)        84,889
               Accounts payable                                132,788         64,343       (138,881)        64,524
               Accrued liabilities                             390,044         (1,243)        80,151         68,854
                                                             ----------      ---------      ---------      ---------

              Net cash provided by (used in)
               operating activities                            337,071       (258,658)      (586,068)       208,187

Cash flows from investing activities:
     Payments for the purchase of property
      and equipment                                             (6,633)       (53,712)        (7,938)        (2,500)
                                                             ----------      ---------      ---------      ---------

              Net cash used in investing activities             (6,633)       (53,712)        (7,938)        (2,500)

Cash flows from financing activities:
     Payments on notes and commercial paper                   (526,200)      (815,441)      (133,987)      (415,531)
     Proceeds from notes and commercial paper                  150,015             --        444,429        201,014
     Due to (from) related party                               143,233       (103,850)           361         20,890
     Due to (from) stockholders                                (23,741)       148,619        (94,670)      (148,619)
     Advances (to) from limited liability companies           (610,144)       824,647       (106,689)        (5,238)
     Increase in unearned income                               130,000        260,000         80,000             --
     Proceeds from issuance of stock                           405,063             --        485,000        147,000
                                                             ----------      ---------      ---------      ---------
              Net cash provided by (used in)
               financing activities                           (331,774)       313,975        674,444       (200,484)
                                                             ----------      ---------      ---------      ---------
     Net increase (decrease) in cash                            (1,336)         1,605         80,438          5,203
          Cash at beginning of period                            1,755            150            419          1,755
                                                             ----------      ---------      ---------      ---------
          Cash at end of period                              $     419          1,755         80,857          6,958
                                                             ==========      =========      =========      =========
Supplemental disclosure of non-cash activities:
     Cash paid during the period for interest                $ 146,448        226,561         36,482         88,793
                                                             ==========      =========      =========      =========
     Capital lease obligation                                $      --         20,130             --             --
                                                             ==========      =========      =========      =========

See accompanying notes to consolidated financial statements.

                        ACCESS HEALTH ALTERNATIVES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Items referring to June 30, 1999 and June 30, 1998 are Unaudited)


(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  ORGANIZATION

          On September 2, 1998, Access HealthMax Holdings, Inc. ("Holdings"), f/k/a PLC Ventures Corp. ("PLC") acquired approximately 94.3% of the outstanding common stock of Access HealthMax, Inc. (HealthMax), for 565,100 shares of authorized but previously unissued common stock. Immediately preceding the exchange, there were 437,500 shares outstanding of PLC. The shares of PLC had been issued for a total consideration of $1,000. PLC had no sales or revenues since its formation on October 2, 1988 and had zero stockholders' equity at the time of acquisition of HealthMax. For accounting purposes, the acquisition has been treated as an acquisition of PLC by HealthMax and as a recapitilization ("Reverse Acquisition") of HealthMax. The historical financial statements prior to September 2, 1998 are those of HealthMax. Pro forma information is not presented, since the combination is a recapitilization rather than a business combination. The deficiency in the net assets of PLC were not adjusted in connection with the Reverse Acquisition since it consisted of accounts payable.

          On March 11, 1999 Holdings changed its name to Access Health Alternatives, Inc. ("Alternatives"). Unless the context indicates otherwise, references hereinafter to (the "Company") include HealthMax or Alternatives.

          On March 3, 1999 the Board of Directors authorized a ten-for-one reverse stock split effective March 15, 1999. All references in the financial statements to number of shares, per share amounts and market prices of the Company's common stock have been retroactively restated to reflect the decreased number of common shares outstanding.

     (b)  BUSINESS

          The Company, through HealthMax, distributes clinical nutrition programs and products throughout the United States using small doctor practices as its sales and clinical support base. HealthMax commenced operations in 1996 and has spent the past three years developing its blends of nutritional health care products, and in establishing an infrastructure for the distribution and sales of those products, as well as a system of support for the participating doctors.


                                      F-8
                                                                     (Continued)

                        ACCESS HEALTH ALTERNATIVES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Items referring to June 30, 1999 and June 30, 1998 are Unaudited)



(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     (b)  BUSINESS, CONTINUED

          A portion of the Company's operations, specifically those related to sales and distribution, are conducted through three affiliated limited liability companies ("LLC"), each of which is responsible for a separate geographic territory under operating agreements with the Company. HealthMax is the manager of the LLC's, and performs all operating and administrative functions for them. The operating agreement with the LLC's provide that net profits shall be allocated 100% to the investors in the LLC's until they receive 125% of their investment, then 25% to the investor and 75% to the Company. Losses are allocated 99% to the investor and 1% to HealthMax. The term of the LLC's is for five years. Since all operating activities are conducted by HealthMax on behalf of the LLC's, HealthMax reflects in their financial statements all of the sales and expenses related to the operations being conducted for the LLC's.

          Since the LLC's are currently operating at a loss, it is necessary to reduce the LLC losses initially recorded in the financial statements of HealthMax to comply with the terms of the LLC operating agreement.

          Accordingly, HealthMax reflects 99% of the LLC losses as a reduction of general and administrative expense until such time as the balance due to an individual LLC is reduced to zero. Thereafter, in accordance with the Operating Agreement, all losses are absorbed by HealthMax.

     (c)  INVENTORIES

          Inventories are stated at the lower of cost (first-in, first-out) or market.

     (d)  STATEMENT OF CASH FLOW

          For purposes of the statement of cash flows, the Company considers all short-term investments with a maturity of three months or less, at the date of purchase, to be cash equivalents.

     (e)  INCOME TAXES

          The Company accounts for income taxes under the provisions of Statement of Financial accounting Standards No. 109 "Accounting for Income Taxes." Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.


                                      F-9
                                                                     (Continued)

                        ACCESS HEALTH ALTERNATIVES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Items referring to June 30, 1999 and June 30, 1998 are Unaudited)


(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     (f)  USE OF ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     (g)  REVENUE RECOGNITION

          Sales are recognized when the product is shipped.

     (h)  PROPERTY AND EQUIPMENT

          Property and equipment are stated at cost. Depreciation, which includes amortization of assets under capital leases, is provided over the estimated useful lives of the individual assets using the declining-balance method.

     (i)  OTHER ASSETS

          Intangible assets of $13,475 and $16,211 at June 30, 1999 and
          December 31, 1998 are comprised primarily of product label development costs that are being amortized over five years.

     (j)  NET LOSS PER SHARE

          Basic loss per share is computed giving effect to the recapitalization with Holdings. For purposes of the computation of the basic net loss per share 1,003,350 shares of common stock are assumed to be outstanding for 1997 and for the six months ended June 30, 1998. The weighted average shares outstanding for 1998 of 1,007,581 reflects the issuance of 20,000 shares for services. The weighted average shares outstanding for the six months ended June 30, 1999 of 1,345,664 reflects the 323,334 shares issued in the Rule 504 offering and the 241,000 shares issued for services.

     (k)  FAIR VALUE OF FINANCIAL INSTRUMENTS

          The carrying amount reported in the Company's balance sheet for cash, accounts receivable, notes and commercial paper payable, accounts payable and accrued expenses approximate their fair value because of the short term maturity of these instruments.


                                  F-10
                                                                     (Continued)

                        ACCESS HEALTH ALTERNATIVES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Items referring to June 30, 1999 and June 30, 1998 are Unaudited)


(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     (l)  MINORITY INTEREST

          The net proceeds received from a private placement of common stock of HealthMax in 1998 has been reflected as a minority interest in subsidiary. In view of agreement to acquire the minority interest in 1999, (see Note 11) all of the loss of HealthMax was reflected in the accompanying consolidated financial statement of operations.

     (m)  UNEARNED INCOME

          Amounts received by HealthMax from the LLC's for opening regional offices (see Note 4) and market license fees (see Note 11) are being recognized over 60 months.

     (n)  RECLASSIFICATION

          Certain prior year amounts have been reclassified to conform with the current year presentation.

(2)      PROPERTY AND EQUIPMENT

         Property and equipment consists of the following:

                                                   June 30,    December 31,
                                                     1999         1998
                                                  ---------    ------------
              Computer equipment                  $ 78,515          71,944
              Medical equipment                     12,943          12,943
              Furniture and fixtures                12,266          12,266
              Computer software                      3,950           3,950
              Leasehold improvements                 1,596           1,596
              Office equipment                       2,748           1,381
                                                  ---------    ------------
                                                   112,018         104,080
              Less accumulated depreciation
                  and amortization                  68,658          53,046
                                                  ---------    ------------

                     Total                        $ 43,360          51,034
                                                  =========    ============

          For the years ended December 31, 1998 and 1997, depreciation expense amounted to $28,049 and $21,172, respectively. For the six months ended June 30, 1999 and 1998, depreciation expense amounted to $15,612 and $13,546, respectively. The Company has reviewed its long-lived assets and intangibles for impairment and has determined that no adjustment to the carrying value of long-lived assets is required.


                                      F-11
                                                                     (Continued)

                        ACCESS HEALTH ALTERNATIVES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Items referring to June 30, 1999 and June 30, 1998 are Unaudited)


(3)      NOTES AND COMMERCIAL PAPER

         Notes and commercial paper are as follows:

                                                      June 30,   December 31,
                                                        1999        1998
                                                    ----------   ------------
              Commercial paper, bearing interest
                at 10 1/2%; collateralized by
                inventory and accounts receivable
                of Access HealthMax, Inc.           $  832,137       869,637

              Notes payable, bearing interest
                at 10 1/2%; unsecured                  533,721       159,294

              Lines of credit, bearing interest
                at 10% to 22%; unsecured                22,350        29,277

              Note payable, bearing interest
                at 18%; unsecured                       15,030        20,015


              Note payable, non-interest bearing;
                unsecured                               64,583        77,500
                                                    ----------   ------------

                         Total                      $1,467,821     1,155,723
                                                    ==========   ============


         The notes and commercial paper are all due within one year unless extended.

(4)      TRANSACTIONS WITH RELATED PARTIES

         The Company commenced operations January 1, 1996. Prior to that, start up activities were conducted in Access HealthCare, Inc. ("HealthCare"). The principal beneficial owners of HealthCare are also the principal beneficial owners of the Company. In January 1997, the Company reimbursed HealthCare in the amount of $1,831,970 related to the development of the clinical nutritional programs distributed by the Company and its blends of nutritional health care products, and for costs relating to financial start-up activities. The reimbursement to HealthCare was recorded in the 1996 statement of operations as start up costs, interest expense and general and administrative expense in the amount of $1,182,041, $173,197 and $476,732, respectively. In connection with the reimbursement to HealthCare, the Company assumed $2,339,969 in commercial paper. In addition, prior advances to HealthCare in the amount of $507,999 were repaid.


                                      F-12
                                                                     (Continued)

                        ACCESS HEALTH ALTERNATIVES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Items referring to June 30, 1999 and June 30, 1998 are Unaudited)


(4)      TRANSACTIONS WITH RELATED PARTIES, CONTINUED

         In connection with forming the three LLC's, HealthMax received $225,000 as reimbursement for costs incurred in connection with the formation and development of their business plan, which has been reflected as a reduction of selling, general and administrative expenses in the years ended December 31, 1998 and 1997 in the amount of $75,000 and $150,000, respectively. HealthMax also received $65,000 for each regional office opened by the Company, which amounted to $130,000 and $260,000 in the years ended December 31, 1998 and 1997, respectively. These amounts are being recognized over a 60 month period. HealthMax recognized income of $78,000 and $33,583 in 1998 and 1997, respectively. HealthMax also received a $10,000 fee per month from each regional office as reimbursement for HealthMax's ongoing administrative overhead expense, which amounted to $490,000 and $370,000 in 1998 and 1997, respectively. The reimbursements were reflected as a reduction of selling, general and administrative expenses. The LLC's were operating at a loss in 1998 and 1997. In accordance with the operating agreement, which provides that 99% of the operating losses of the LLC's are to be allocated to the LLC's, 99% of the LLC's losses, which amounted to $506,255 and $363,341, were reflected as a reduction of selling, general and administrative expense of HealthMax in 1998 and 1997, respectively. For the six months ended June 30, 1999 and 1998, losses of $86,204 and $280,797, respectively were allocated. When an LLC's account balance has been reduced to $0 there are no further allocation of losses according to the operating agreement. HealthMax has an option, exercisable within a five year period, to purchase some or all of the members interest in the LLC's at a price equal to 125% of their capital contribution, less any prior returns of capital contributions, plus any amount necessary to pay a 10 1/2% preference return to members. The amounts due to LLC's of $1,084,099 and $1,063,614 at December 31, 1998 and June 30, 1999, respectively, reflects proceeds from the Limited Liability Company offerings reduced by charges to the LLC's for formation, opening regional offices, reimbursement for administrative overhead expenses and 99% of the operating losses of the LLC's.

         The Company rents its administrative office from a partnership in which the principal shareholder of the Company is a partner. Lease expense relating to the lease was $15,000 and $36,000 in 1998 and 1997, respectively and $7,500 for the six months ended June 30, 1999 and 1998, respectively. At December 31, 1998 and June 30, 1999 the Company had a liability for unpaid rent to the partnership of $74,385 and $69,960, respectively, which is included in accrued liabilities (see note 7). The Company sells nutritional products to HealthCare at cost. Such sales amounted to $36,517 and $24,187 in 1998 and 1997, respectively and $12,220 and $19,990 for the six months ended June 30, 1999 and 1998, respectively. The liability of $39,383 and $39,744 at December 31, 1998 and June 30, 1999, respectively, to HealthCare is net of product sales and advances made to HealthCare and a loan from HealthCare.


                                      F-13
                                                                     (Continued)

                        ACCESS HEALTH ALTERNATIVES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Items referring to June 30, 1999 and June 30, 1998 are Unaudited)


(5)      LEASES

         The following is a schedule by year of future minimum lease payments under capital leases together with the present value of the net lease payments for furniture and equipment:

                                                         June 30,  December 31,
                                                           1999        1998
                                                         --------  ------------
              1999                                       $  4,109        8,944
              2000                                          8,256        5,504
                                                         --------  ------------
                      Total lease payments                 12,365       14,448
                      Less amount representing interest     1,272        1,699
                                                         --------  ------------
                      Present value of lease payments     $11,093       12,749
                                                         ========  ============

         Total rental expense was $31,240 and $68,016 for the years ended December 31, 1998 and 1997, respectively and $31,672 and $9,049 for the six months ended June 30, 1999 and 1998, respectively.

(6)      INCOME TAXES

         The actual income tax benefit differs from the "expected" tax benefit, computed by applying the U.S. Federal Corporate Income Tax Rate of 34%, to the loss before income taxes, as follows:

                                                                     Years Ended
                                                                     December 31,
                                                              -------------------------
                                                                 1998           1997
                                                              ----------      ---------
              Income tax benefit computed at the federal
                    Statutory rate of 34%                     $ 243,000        254,000
              State income tax benefit, net of federal
                    tax benefit                                  26,000         27,000
              Nondeductible expenses                             (2,000)       (10,000)
              Increase in valuation allowances                 (267,000)      (271,000)
                                                              ----------      ---------
                                                              $      --             --
                                                              ==========      =========


                                      F-14
                                                                     (Continued)

                        ACCESS HEALTH ALTERNATIVES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Items referring to June 30, 1999 and June 30, 1998 are Unaudited)


(6)      INCOME TAXES, CONTINUED

                                                                   SIX MONTHS ENDED
                                                                       JUNE 30,
                                                              ------------------------
                                                                 1999           1998
                                                              ----------      --------
              Income tax benefit computed at the federal
                    statutory rate of 34%                     $ 237,000        87,000
              State income tax benefit, net of federal
                    tax benefit                                  25,000        10,000
              Increase in valuation allowances                 (262,000)      (97,000)
                                                              ----------      --------
                                                              $      --            --
                                                              ==========      ========

         The components of the deferred income tax asset are as follows:

                                                                 JUNE 30,    DECEMBER 31,
                                                                   1999          1998
                                                               ------------  ------------
              Deferred tax assets:
                  Net operating losses                         $ 1,191,000       890,000
                  Start up costs capitalized for tax
                  purposes and amortized over a five year
                  period, expensed for
                  financial statement purposes                     386,000       421,000
                  Unearned income                                  102,000       105,000
                  Other                                              2,000         3,000
                                                               ------------   -----------
                                                                 1,681,000     1,419,000
                  Valuation allowance                           (1,681,000)   (1,419,000)
                                                               ------------   -----------
                                                               $        --            --
                                                               ============   ===========

         At December 31, 1998, the Company had tax operating loss carryforwards of approximately $2,366,000 available to reduce future federal income taxes, which if unused, will expire from 2011 to 2018.


                                      F-15
                                                                     (Continued)

                        ACCESS HEALTH ALTERNATIVES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Items referring to June 30, 1999 and June 30, 1998 are Unaudited)


(7)      ACCRUED LIABILITIES

         Accrued liabilities are as follows:

                                                           June 30,     December 31,
                                                             1999           1998
                                                           ---------    ------------
              Estimated value of common stock to be
                issued for services (note 10)              $ 180,000         225,000
              Accrued salaries including $100,961 due to
                a principal beneficial owner of the
                Company                                      105,356         105,356
              Accrued interest                                55,810          43,033
              Accrued rent                                    69,960          74,385
              Accrued commissions                             87,775              --
              Accrued property taxes                           3,477           3,477
              Other                                           29,961             937
                                                           ---------    ------------

                                                           $ 532,339         452,188
                                                           =========    ============

(8)      LITIGATION

         The Company is not presently a party to any material litigation not in the regular course of its business, nor to the Company's knowledge is such litigation threatened. In October 1999 HealthMax was advised by the Department of Professional and Financial Regulation, Bureau of Banking, Securities Division for the State of Maine that certain sales of the LLCs' economic interests to Maine residents were not covered by an exemption from registration, and were affected with the assistance of a person not licensed to sell securities in that state, and therefore are subject to rescission. Without admitting any violations of applicable Maine securities laws, HealthMax, through counsel, has confirmed that it will offer rescission to the Maine investors, but has not yet determined the manner or method of this offer. Neither the LLC's, HealthMax nor the Company has sufficient funds available to return the full amount of the Maine investors' interests (approximately $763,750), should they all elect to rescind their investment. The potential impact this action may have on HealthMax or the Company as a whole, or on their financial statements, cannot be determined at this time.

(9)      CONTINGENCY

         At December 31, 1998, the Company has suffered recurring loses and has a net capital deficiency of $3,777,656 and a working capital deficiency of $3,156,695, which raises substantial doubt about its ability to continue as a going concern. The Company is contemplating a public or private offering of securities as a means of raising funds to implement its business plan.

(10)     STOCK ISSUED OR ISSUABLE

         The Company is authorized to issue 10,000,000 shares of preferred stock, $.01 par value per share, the rights and preferences of which may be designated by the Board of Directors without shareholder approval. On March 3, 1999, the Company designated the rights and preferences of its Series A Redeemable Convertible Preferred Stock, and authorized the sale of up to 1,400,000 shares as part of an offering that was terminated in September 1999 (the "Unit Offering"). Prior to the Unit Offering, no series of preferred stock had been designated. Although one Unit was sold in the Unit Offering for $25,000, the purchaser has agreed to accept an investment in the Company's next offering, provided the terms are as favorable to the investor as were the terms of the Unit Offering. No definitive terms have been established for the Company's next offering, and it is possible that the $25,000 will be returned to the investor at some future date. The $25,000 received has been recorded as an accrued liability by the Company and is included in Accrued Liabilities at June 30, 1999.


                                      F-16
                                                                     (Continued)

                        ACCESS HEALTH ALTERNATIVES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Items referring to June 30, 1999 and June 30, 1998 are Unaudited)


(10)     STOCK ISSUED OR ISSUABLE, CONTINUED

         During the year ended December 31, 1998, the Company issued 20,000 shares of common stock valued at $20,000 for consulting services from a nonemployee. The Company also accrued $75,000 in 1998 for consulting services rendered from a nonemployee. In April 1999 the Company issued 75,000 shares of common stock to satisfy this obligation. The Company valued these transactions at the estimated fair value of the services received.

         In April 1999 the Company issued 150,000 shares of common stock to a nonemployee in consideration for facilitating revisions in January and February 1999 to the original agreement with PLC (see Note 1a) that had not been complied with as of December 31, 1998. The Company recorded a liability of $150,000 at December 31, 1998, since the Company had not complied with the terms of the Original Agreement prior to that date. The $150,000 accrual was based on the February 1999 cash sales price of $1.00 per share.

         Effective January 1, 1999, the Company entered into employment agreements with two officers, which provided that each officer will receive a base salary plus a cash bonus equal to two percent (2%) of the Company's net profit after income taxes, subject to maximums of $100,000, $150,000 and $200,000 in 1999, 2000 and 2001, respectively.
         The employment agreements also provide common stock bonuses to each officer of 100,000 shares in 1999, 2000 and 2001, respectively. Shares to be issued as of January 1, 1999 amounting to 200,000 have been reflected as compensation in the six months ended June 30, 1999 in the amount of $180,000 and has been included in accrued liabilities at June 30, 1999. The value of the shares to be issued was based on the estimated market value of $1.00 per share, less a 10% discount for the restriction on transferability of the shares.

         OTHER STOCK ISSUANCES

         In February 1999, the Company sold a total of 323,334 shares of Common Stock, for an aggregate of $485,000, pursuant to Rule 504 promulgated under the Securities Act of 1933, as amended.

(11)     ADDITIONAL CORPORATE EVENTS

         In April 1999, the Company agreed to acquire HealthCare (see Note 4), subject to certain conditions. Under the terms of the acquisition, the Company will exchange approximately 2,000,000 shares of common stock for all of HealthCare's outstanding shares. Since the principal owners of HealthCare are also the principal owners of the Company, the acquisition of HealthCare will constitute a reorganization of entities under common control to be accounted for similar to a pooling of interests. HealthCare operates a chiropractic group practice in Central Florida and has affiliated chiropractic practices throughout Florida.

         The financial position and results of operations of the Company and HealthCare will be combined in 1999 retroactive to January 1, 1999. In addition, all prior periods presented will be restated to give effect to the pooling.


                                      F-17
                                                                     (Continued)

                        ACCESS HEALTH ALTERNATIVES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Items referring to June 30, 1999 and June 30, 1998 are Unaudited)


(11)     ADDITIONAL CORPORATE EVENTS, CONTINUED

         Presented below are condensed combined pro forma financial statements as of and for the year ended December 31, 1998 to give effect to the transaction accounted for similar to a pooling of interests. The condensed combined financial statements reflect the elimination of intercompany transactions.

         Condensed balance sheet at December 31, 1998:

                                                        COMPANY         HEALTHCARE      ELIMINATIONS        COMBINED
                                                      ------------      -----------     ------------      -----------
              Assets:
               Current assets                         $    85,593           55,106               --          140,699
               Property & equipment, net                   51,034           61,923               --          112,957
               Other assets                                16,711           39,383          (39,383)          16,711
                                                      ------------      -----------     ------------      -----------
                                                          153,338          156,412          (39,383)         270,367
                                                      ============      ===========     ============      ===========

              Liabilities:
               Current liabilities                      3,242,288          361,535          (39,383)       3,564,440
               Unearned income                            278,417               --               --          278,417
               Long-term obligations                        5,226          179,926               --          185,152
               Minority interest                          405,063               --               --          405,063
                                                      ------------      -----------     ------------      -----------
                                                        3,930,994          541,461          (39,383)       4,433,072
              Stockholders' deficit                    (3,777,656)        (385,049)              --       (4,162,705)
                                                      ------------      -----------     ------------      -----------
                                                      $   153,338          156,412          (39,383)         270,367
                                                      ============      ===========     ============      ===========


              Condensed statement of operations:

               Revenues                               $   834,558        1,588,823          (36,517)       2,386,864
               Operating costs and expenses             1,382,540        1,626,134          (36,517)       2,972,157
                                                      ------------      -----------     ------------      -----------
               Operating loss                            (547,982)         (37,311)              --         (585,293)
               Other expenses                             166,616           38,195               --          204,811
                                                      ------------      -----------     ------------      -----------
               Net loss                               $  (714,598)         (75,506)              --         (790,104)
                                                      ============      ===========     ============      ===========

               Basic net loss per share                                                                   $    (0.26)
                                                                                                          ===========


                                      F-18
                                                                     (Continued)

                        ACCESS HEALTH ALTERNATIVES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Items referring to June 30, 1999 and June 30, 1998 are Unaudited)


(11)     ADDITIONAL CORPORATE EVENTS, CONTINUED

         Condensed balance sheet at June 30, 1999:

                                                        COMPANY       HEALTHCARE     ELIMINATIONS        COMBINED
                                                      ------------    -----------    -------------      -----------
              Assets:
               Current assets                         $   185,024         77,948               --          262,972
               Property & equipment, net                   43,360         56,196               --           99,556
               Other assets                                13,976         39,744          (39,744)          13,976
                                                      ------------    -----------    -------------      -----------
                                                          242,360        173,888          (39,744)         376,504
                                                      ============    ===========    =============      ===========
              Liabilities:
               Current liabilities                      3,278,885        344,326          (39,744)       3,583,467
               Unearned income                            318,084             --               --          318,084
               Long-term obligations                        4,190        155,189               --          159,379
               Minority interest                          405,063             --               --          405,063
                                                      ------------    -----------    -------------      -----------
                                                        4,006,222        499,515          (39,744)       4,465,993
              Stockholders' deficit                    (3,768,862)      (325,627)              --       (4,089,489)
                                                      ------------    -----------    -------------      -----------
                                                      $   242,360        173,888          (39,744)         376,504
                                                      ============    ===========    =============      ===========
              Condensed statement of operations:
               Revenues                               $   257,202        907,872          (12,220)       1,152,854
               Operating costs and expenses
                                                          905,313        822,315          (12,220)       1,715,408
                                                      ------------    -----------    -------------      ----------
               Operating income (loss)                   (648,111)        85,557               --         (562,554)
               Other expenses                              49,375         26,135               --           75,510
                                                      ------------    -----------    -------------      -----------
               Net income (loss)                      $  (697,486)        59,422               --         (638,014)
                                                      ============    ===========    =============      ===========

               Basic net loss per share                                                                 $    (0.19)
                                                                                                        ===========

         In April 1999, the Company agreed to acquire the minority interests in HealthMax for restricted stock of the Company, at the rate of one share of the Company's common stock for each share of HealthMax stock exchanged. If all of the minority shareholders exchange their HealthMax stock for the Company's stock, the Company would be required to issue an additional approximate 430,000 shares of common stock. This transaction is expected to conclude by the end of October 1999 and would result in the elimination of the minority interest of $405,063 and a decrease in stockholders' deficit of $405,063.


                                      F-19
                                                                     (Continued)

                        ACCESS HEALTH ALTERNATIVES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Items referring to June 30, 1999 and June 30, 1998 are Unaudited)


(11)     ADDITIONAL CORPORATE EVENTS, CONTINUED

         In May 1999 the Company formed Access Health Assurance Plans, Inc., a Florida corporation that will market the Company's member benefits programs.

         In June 1999 the Company entered into a 5 year market license agreement with an individual that entitles the individual to participate in the revenue earned from the sales of nutritional products in a certain geographical area. A market license entitles the holder to revenue from bottled sales generated through 20 clinics trained in the Access HealthMax Nutritional Program. The current sales price for a market is $160,000. In June 1999, the Company received $80,000 for the sale of 50% of a market. The required 10 clinics were operating as of June 30, 1999. The market license fee will be recognized over a five year period. HealthMax is unable to separately identity the cost of developing the 10 clinics.

(12)     OTHER REVENUE

         The details of other income are as follows:

                                                       Year Ended              Six Months Ended
                                                      December 31,                June 30,
                                                  ------------------         ------------------
                                                    1998       1997            1999       1998
                                                  -------     ------         -------     ------
         Amortization of deferred income          $78,000     33,583          39,000     39,000
         Market license fee                            --         --           1,333         --
         Lease commissions                          1,272     16,468           1,272         --
         Shipping income                           15,123     13,989           5,815      8,441
         Other                                        573     16,707           9,157      2,362
                                                  -------     ------         -------     ------
             Total                                $94,968     80,747          56,577     49,803
                                                  =======     ======         =======     ======

                            ACCESS HEALTHCARE, INC.

                       CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1998 and 1997
                     and June 30, 1999 and 1998 (Unaudited)

                  (With Independent Auditors' Report Thereon)

                          Independent Auditors' Report


The Board of Directors
Access HealthCare, Inc.:

We have audited the accompanying consolidated balance sheet of Access HealthCare, Inc. as of December 31, 1998, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the years ended December 31, 1998 and 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Also, an audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Access HealthCare, Inc. at December 31, 1998, the results of their operations and their cash flows for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has suffered recurring losses from operations and has a net capital and working capital deficiency, which raises substantial doubt about their ability to continue as a growing concern. Management's plans regarding those matters are described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Tedder, James, Worden & Associates, P.A.




Orlando, Florida
March 11, 1999

                            ACCESS HEALTHCARE, INC.

                          CONSOLIDATED BALANCE SHEETS


                                                                 June 30,          December 31,
                                                                   1999               1998
                                                                -----------        ------------
                                                                (Unaudited)
                                     Assets
Current assets:
     Cash                                                        $     191                 754
     Accounts receivable                                            77,607              54,352
     Other current assets                                              150                  --
                                                                -----------        ------------
                Total current assets                                77,948              55,106

Property and equipment, net                                         56,196              61,923
Due from related parties-Access Health Alternatives, Inc.
     and Subsidiaries                                               39,744              39,383
                                                                -----------        ------------
                Total assets                                       173,888             156,412
                                                                ===========        ============

                      Liabilities and Stockholders' Deficit

Current liabilities:
     Line of credit                                                 25,000              25,000
     Current obligations under capital leases                       34,209              30,237
     Current maturities of long-term debt                           12,685              14,822
     Bank overdraft                                                     --              26,995
     Accounts payable                                              140,040             129,089
     Due to stockholders                                            54,179              57,179
     Due to related parties-limited liability company               78,213              78,213
                                                                -----------        ------------

                Total current liabilities                          344,326             361,535

Obligations under capital leases, less current portion             128,300             145,080
Long-term debt, less current portion                                26,889              34,846
                                                                -----------        ------------
                Total liabilities                                  499,515             541,461
Stockholders' deficit:
     Common stock, $.001 par value, 40,000,000 shares
           authorized, 7,868,750 shares issued and outstanding         787                 787
     Capital in excess of par value                                301,757             301,757
     Accumulated deficit                                          (628,171)           (687,593)
                                                                -----------        ------------
                Total stockholders' deficit                       (325,627)           (385,049)
                                                                -----------        ------------
                Total liabilities and stockholders' deficit      $ 173,888             156,412
                                                                ===========        ============

See accompanying notes to consolidated financial statements.

                            ACCESS HEALTHCARE, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                        Years ended                  Six months ended
                                                        December 31,                     June 30,
                                              -----------------------------     --------------------------
                                                  1998              1997            1999           1998
                                              ------------       ----------     -----------    -----------
                                                                                (Unaudited)    (Unaudited)
Revenues:
     Patient services, net                    $ 1,588,823        1,358,332         907,872        821,963

Expenses:
     Selling, general and administrative        1,626,134        1,479,425         822,315        795,417
                                              ------------       ----------     -----------    -----------

           Operating income (loss)                (37,311)        (121,093)         85,557         26,546

Other income (expense):
     Interest expense                             (35,515)         (33,807)        (26,135)       (13,436)
     Loss on sale of assets                        (2,847)         (27,527)             --             --
     Miscellaneous income                             167               --              --            880
                                              ------------       ----------     -----------    -----------

           Total other expense                    (38,195)         (61,334)        (26,135)       (12,556)
                                              ------------       ----------     -----------    -----------


           Net income (loss)                  $   (75,506)        (182,427)         59,422         13,990
                                              ============       ==========     ===========    ===========
Basic net income (loss) per share             $     (0.01)           (0.02)           0.01           0.00
                                              ============       ==========     ===========    ===========

See accompanying notes to consolidated financial statements.

                            ACCESS HEALTHCARE, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

               For the years ended December 31, 1998 and 1997 and
                   six months ended June 30, 1999 (Unaudited)


                                     Common Stock         Capital
                                 --------------------   in Excess of  Accumulated
                                   Shares      Amount    Par Value      Deficit         Total
                                 ---------     ------   ------------  -----------    ----------
Balances, December 31, 1996      7,868,750     $  787        183,694    (429,660)     (245,179)

Capital contribution                    --         --        118,063          --       118,063

Net loss, 1997                          --         --             --    (182,427)     (182,427)
                                 ---------     ------   ------------  -----------     ---------

Balances, December 31, 1997      7,868,750        787        301,757    (612,087)     (309,543)

Net loss, 1998                          --         --             --     (75,506)      (75,506)
                                 ---------     ------   ------------  -----------     ---------

Balances, December 31, 1998      7,868,750        787        301,757    (687,593)     (385,049)

Net income for six months
     ended June 30, 1999
     (Unaudited)                        --         --             --      59,422        59,422
                                 ---------     ------   ------------  -----------     ---------

Balances, June 30, 1999
     (Unaudited)                 7,868,750     $  787        301,757    (628,171)     (325,627)
                                 =========     ======   ============  ===========     =========

See accompanying notes to consolidated financial statements.

                            ACCESS HEALTHCARE, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                   Years ended                Six months ended
                                                                   December 31,                   June 30,
                                                           ------------------------        ---------------------
                                                              1998            1997           1999          1998
                                                           ----------      ---------     -----------   -----------
                                                                                         (Unaudited)   (Unaudited)
Cash flows from operating activities:
    Net income (loss)                                      $ (75,506)      (182,427)         59,422        13,990
    Adjustments to reconcile net income
       (loss) to net cash (used in) provided by
       operating activities:
          Depreciation                                        26,693         27,296          15,252        10,970
          Loss on sale of assets                               2,847         27,527              --            --
          Cash provided by (used in) changes in:
            Accounts receivable                                8,348          1,844         (23,255)      (14,224)
            Other current assets                                  --          1,466            (150)       (5,591)
            Bank overdraft                                    26,995             --         (26,995)           --
            Accounts payable                                 (12,634)        75,390          10,951       (33,590)
                                                           ----------      ---------     -----------   -----------

                Net cash provided by (used in)
                   operating activities                      (23,257)       (48,904)         35,225       (28,445)

Cash flows from investing activities:
    Purchases of equipment                                    (3,334)       (38,330)         (9,525)           --
    Proceeds from sale of equipment                            1,500             --              --            --
                                                           ----------      ---------     -----------   -----------

                Net cash used in investing activities         (1,834)       (38,330)         (9,525)           --

Cash flows from financing activities:
    Proceeds from borrowings                                 342,635         31,076           1,299       119,886
    Principal payments on borrowings                        (217,255)      (202,834)        (24,201)      (52,510)
    Due from related parties                                 (87,500)            --          47,756            --
    Due to stockholders                                       40,679         16,500          (3,000)       28,093
    Due to related parties                                   (55,733)       102,486         (48,117)      (57,113)
    Capital contribution                                          --        118,063              --            --
                                                           ----------      ---------     -----------   -----------
                Net cash provided by (used in)
                   financing activities                       22,826         65,291         (26,263)       38,356
                                                           ----------      ---------     -----------   -----------

    Net increase (decrease) in cash                           (2,265)       (21,943)           (563)        9,911

    Cash at beginning of period                                3,019         24,962             754         3,019
                                                           ----------      ---------     -----------   -----------

    Cash at end of period                                  $     754          3,019             191        12,930
                                                           ==========      =========     ===========    ==========

Supplemental disclosure:
    Cash paid for interest                                 $  35,515         33,807          26,135        13,436
                                                           ==========      =========     ===========    ==========

    Capital lease                                          $      --             --              --        17,927
                                                           ==========      =========     ===========    ==========

See accompanying notes to consolidated financial statements.

                             ACCESS HEALTHCARE, INC.

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997
        (Items referring to June 30, 1999 or June 30, 1998 are unaudited)


(1)      Summary of Significant Accounting Policies

     (a)  Organization and Business

          Access HealthCare, Inc. (the Company) was originally organized as Daniel J. Pavlik, D.C., P.A., a corporation in the State of Florida in April 1983. In October 1993 the name was changed to Access HealthCare, Inc.

     (b)  Principles of Consolidation

          The accompanying consolidated financial statements include the accounts of the Company and its affiliated entity, Pavlik Chiropractic Group, P.A. All significant intercompany transactions and balances have been eliminated in consolidation.

     (c)  Business

          The Company operates a chiropractic group practice in Central Florida and has affiliated chiropractic practices throughout Florida.

     (d)  Statement of Cash Flow

          For purposes of the statement of cash flows, the Company considers all short-term investments with a maturity of three months or less, at the date of purchase, to be cash equivalents.

     (e)  Income Taxes

          The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                                                                     (Continued)

                             ACCESS HEALTHCARE, INC.

                   Notes to Consolidated Financial Statements

        (Items referring to June 30, 1999 or June 30, 1998 are unaudited)


(1)      Summary of Significant Accounting Policies, Continued

     (f)  Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     (g)  Property and Equipment

          Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the individual assets using the straight-line method. Property under capital leases is amortized over the lease terms.

     (h)  Basic Net Income (Loss) Per Share

          Basic net income (loss) per share is based on the common shares outstanding of 7,868,750.

(2)      Property and Equipment

         Property and equipment consists of the following:

                                               June 30,   December 31,
                                                 1999         1998
                                               --------   ------------
              Computer equipment               $ 45,495         37,251
              Medical equipment                  62,907         62,488
              Furniture and fixtures             17,197         16,335
              Vehicles                           14,298         14,298
              Leasehold improvements             32,158         32,158
                                               --------   ------------
                                                172,055        162,530
              Less accumulated depreciation     115,859        100,607
                                               --------   ------------

                     Total                     $ 56,196         61,923
                                               ========   ============

         For the years ended December 31, 1998 and 1997, depreciation expense amounted to $26,693 and $27,296, respectively. For the six months ended June 30, 1999 and 1998 the depreciation expense was $15,252 and $10,970, respectively. The Company has reviewed its long-lived assets for impairment and has determined that no adjustments to the carrying value of long-lived assets is required.


                                      F-28
                                                                     (Continued)

                             ACCESS HEALTHCARE, INC.

                   Notes to Consolidated Financial Statements

        (Items referring to June 30, 1999 or June 30, 1998 are unaudited)


(3)      Long-Term Debt

         Long-term debt consists of the following:

                                                                            June 30,    December 31,
                                                                              1999          1998
                                                                            ---------   ------------
              Notes payable to an individual with interest rates ranging from 8.75% to 14.24%; with an aggregated
                payment of $1,000 due monthly                               $  30,538         38,264

              Note payable to a bank, bearing
                interest at 10.23%; $284 due
                monthly, secured by vehicle                                     9,036         10,741

              Other notes                                                          --            663
                                                                            ---------   ------------
                      Total                                                    39,574         49,668
                      Less current portion                                     12,685         14,822
                                                                            ---------   ------------
                      Long-term debt                                        $  26,889         34,846
                                                                            =========   ============

         The following is a schedule by year of principal payments on long-term debt:

                                                  June 30,    December 31,
                                                   1999           1998
                                                  --------    ------------
             1999                                 $  7,324          14,822
             2000                                   10,719          13,121
             2001                                   11,340          11,640
             2002                                    8,928           8,823
             2003                                    1,263           1,262
                                                  --------    ------------
                   Total principal payments       $ 39,574          49,668
                                                  =======     ============


                                      F-29
                                                                     (Continued)

                             ACCESS HEALTHCARE, INC.

                   Notes to Consolidated Financial Statements

        (Items referring to June 30, 1999 or June 30, 1998 are unaudited)


(4)      Transactions With Related Parties

         The Company rents its administrative office and a chiropractic clinic from a partnership in which the principal shareholder of the Company is a partner. Lease expense relating to the lease was $50,100 for the years ended December 31, 1998 and 1997, and $25,050 for the six months ended June 30, 1999 and 1998. At December 31, 1998 and June 30, 1999 the Company had a liability for unpaid rent to the partnership of $59,814 and $52,866, respectively, which is included in accounts payable. Future minimum lease payments under this lease are $50,100 per year through 2002.

         The Company purchases nutritional products from a related party. Such purchases are recorded at cost and amounted to $36,517 and $24,187 for the years ended December 31, 1998 and 1997, respectively and $12,220 and $19,990 for the six months ended June 30, 1999 and 1998, respectively.

(5)      Leases

         During 1998 the Company obligated existing equipment under long-term capital leases. Total proceeds were $187,635. The following is a schedule by year of future minimum lease payments under capital leases:

                                                                    June 30,    December 31,
                                                                      1999         1998
                                                                    --------    ------------
             1999                                                   $ 37,422          74,844
             2000                                                     74,844          74,844
             2001                                                     71,619          71,619
             2002                                                     52,065          52,065
             2003                                                     22,395          22,395
                                                                    --------    ------------
                   Total lease payments                              258,345         295,767
                   Less amount representing interest (11% to 35%)     95,836         120,450
                                                                    --------    ------------

                   Present value of lease payments                   162,509         175,317
                   Less current obligations                           34,209          30,237
                                                                    --------    ------------
                   Long-term capital lease obligations              $128,300         145,080
                                                                    ========    ============


                                      F-30
                                                                     (Continued)

                             ACCESS HEALTHCARE, INC.

                   Notes to Consolidated Financial Statements

        (Items referring to June 30, 1999 or June 30, 1998 are unaudited)


(6)      Income Taxes

         The actual income tax benefit differs from the "expected" tax expense (benefit), computed by applying the U.S. Federal Corporate Income Tax Rate of 34%, to the income (loss) before income taxes, as follows:

                                                                      Years ended
                                                                      December 31,
                                                                -----------------------
                                                                   1998          1997
                                                                ---------      ---------
              Income tax (benefit) computed at the federal
                    statutory rate of 34%                       $(25,672)       (62,026)
              State income tax (benefit), net of federal
                    tax benefit                                   (2,741)        (6,622)
              Nondeductible expenses                               5,270          5,088
              Increase in valuation allowance                     23,143         63,560
                                                                ---------      ---------
                                                                $     --       $     --
                                                                =========      =========

                                                          Six months ended
                                                              June 30,
                                                       ----------------------
                                                         1999           1998
                                                       ---------      --------
              Income tax expense computed at the
                    federal statutory rate of 34%      $ 20,203         4,757
              State income tax expense, net of
                    federal tax expense                   2,157           508
              Nondeductible expenses                      2,821         2,734
              Decrease in valuation allowance           (25,181)       (7,999)
                                                       ---------      --------
                                                       $     --       $    --
                                                       =========      ========


                                      F-31
                                                                     (Continued)

                             ACCESS HEALTHCARE, INC.

                   Notes to Consolidated Financial Statements

        (Items referring to June 30, 1999 or June 30, 1998 are unaudited)


(6)      Income Taxes, Continued

         The components of the deferred income tax asset are as follows:

                                                         June 30,     December 31,
                                                           1999           1998
                                                         ---------    ------------
              Deferred tax assets:
                  Net operating losses                   $201,321         212,001
                  Accrual method (book) to cash method
                      (tax) adjustment                     23,494          37,995
                                                         ---------     -----------
                                                          224,815         249,996
                  Valuation allowance                    (224,815)       (249,996)
                                                         ---------     -----------
                                                         $     --              --
                                                         =========     ===========

         At December 31, 1999, the Company had tax operating loss carryforwards of approximately $563,000 available to reduce future federal income taxes, which expire from 2011 to 2018.

(7)      Litigation

         As of December 31, 1998 the Company was a defendant in a legal action which was dismissed without prejudice in March 1999. Management believes that if the plaintiff should refile and prevail, the final outcome of such litigation will not have a materially adverse effect on its financial condition.

(8)      Contingency

         At December 31, 1998, the Company has suffered recurring loses and has a net capital deficiency of $385,049 and a working capital deficiency of $306,429, which raises substantial doubt about its ability to continue as a going concern. The Company is contemplating a public or private offering of securities as a means of raising funds to implement its business plan.

(9)      Subsequent Event

         During April 1999, the Company and its shareholders agreed that Access Health Alternatives, Inc. would acquire the Company. Under the terms of the acquisition, to be accounted for as a pooling of interests, the shareholders of the Company will exchange 7,868,750 shares of common stock for approximately 2,000,000 shares of common stock of Access Health Alternatives, Inc.

                        ACCESS HEALTH ALTERNATIVES, INC.

                  PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

                             DECEMBER 31, 1998 AND
                           JUNE 30, 1999 (UNAUDITED)

                        ACCESS HEALTH ALTERNATIVES, INC.

                      PRO FORMA CONSOLIDATED BALANCE SHEET

                               December 31, 1998

                                   (Unaudited)


                                                          Company        HealthCare   Eliminations      Combined
                                                        ------------     ----------   ------------     -----------
                                     ASSETS

Current assets:
    Cash                                                $       419            754             --           1,173
    Accounts receivable                                      16,206         54,352             --          70,558
    Inventories                                              68,968             --             --          68,968
                                                        ------------     ----------   ------------     -----------
       Total current assets                                  85,593         55,106             --         140,699

Property and equipment                                       51,034         61,923             --         112,957

Due from related parties                                         --         39,383        (39,383)             --

Other assets, net                                            16,711             --             --          16,711
                                                        ------------     ----------   ------------     -----------
       Total assets                                         153,338        156,412        (39,383)        270,367
                                                        ============     ==========   ============     ===========

                                   LIABILITIES

Current liabilities:
    Notes and commercial paper                            1,155,723         39,822             --       1,195,545
    Obligations under capital leases                          7,523         30,237             --          37,760
    Bank overdraft                                          101,357         26,995             --         128,352
    Accounts payable                                        284,637        129,089             --         413,726
    Accrued liabilities                                     452,188             --             --         452,188
    Due to related parties                                1,240,860        135,392        (39,383)      1,336,869
                                                        ------------     ----------   ------------     -----------
       Total current liabilities                          3,242,288        361,535        (39,383)      3,564,440
                                                        ------------     ----------   ------------     -----------

Unearned income                                             278,417             --             --         278,417
Long-term debt                                                   --         34,846             --          34,846
Obligation under capital leases,
    Less current portion                                      5,226        145,080             --         150,306
    Minority interest in subsidiary                         405,063             --             --         405,063
                                                        ------------     ----------   ------------     -----------
       Total liabilities                                  3,930,994        541,461        (39,383)      4,433,072

Stockholders' deficit
    Common stock                                              1,023            787             --           1,810
    Capital in excess of par value                           26,477        301,757             --         328,234
    Accumulated deficit                                  (3,805,156)      (687,593)            --      (4,492,749)
                                                        ------------     ----------   ------------     -----------
       Total stockholders' deficit                       (3,777,656)      (385,049)            --      (4,162,705)
                                                        ------------     ----------   ------------     -----------
       Total liabilities and stockholders' deficit      $   153,338        156,412        (39,383)        270,367
                                                        ============     ==========   ============     ===========

                        ACCESS HEALTH ALTERNATIVES, INC.

                        PRO FORMA STATEMENT OF OPERATIONS

                          Year ended December 31, 1998

                                   (Unaudited)


                                                Company         HealthCare    Eliminations      Combined
                                              ------------      -----------   ------------     -----------
Revenue:
     Equipment and product sales              $   739,590               --        (36,517)        703,073
     Patient services                                  --        1,588,823             --       1,588,823
     Other                                         94,968               --             --          94,968
                                              ------------      -----------   ------------     -----------
          Total revenue                           834,558        1,588,823        (36,517)      2,386,864

Costs and expenses:
     Cost of sales                                191,006               --        (36,517)        154,489
     Selling, general and administrative        1,191,534        1,626,134             --       2,817,668
                                              ------------      -----------   ------------     -----------

          Total costs and expenses              1,382,540        1,626,134        (36,517)      2,972,157
                                              ------------      -----------   ------------     -----------

          Operating loss                         (547,982)         (37,311)            --        (585,293)

Other expense:
     Interest expense                             164,057           35,515             --         199,572
     Other, net                                     2,559            2,680             --           5,239
                                              ------------      -----------   ------------     -----------

          Total other expense                     166,616           38,195             --         204,811
                                              ------------      -----------   ------------     -----------

          Net loss                            $  (714,598)         (75,506)            --        (790,104)
                                              ============      ===========   ============     ===========

Basic net loss per share                                                                       $    (0.26)
                                                                                               ===========

                        ACCESS HEALTH ALTERNATIVES, INC.

                        PRO FORMA STATEMENT OF OPERATIONS

                          Year ended December 31, 1997

                                   (Unaudited)


                                                Company         HealthCare     Eliminations     Combined
                                              ------------      ----------     ------------    -----------
Revenue:
     Equipment and product sales              $   652,217               --         (24,187)       628,030
     Patient services                                  --        1,358,332              --      1,358,332
     Other                                         96,672               --              --         96,672
                                              ------------      ----------     ------------    -----------

          Total revenue                           748,889        1,358,332         (24,187)     2,083,034

Costs and expenses:
     Cost of sales                                245,608               --         (24,187)       221,421
     Selling, general and administrative        1,010,221        1,479,425              --      2,489,646
                                              ------------      ----------     ------------    -----------

          Total costs and expenses              1,255,829        1,479,425         (24,187)     2,711,067
                                              ------------      ----------     ------------    -----------

          Operating loss                         (506,940)        (121,093)             --       (628,033)

Other expense:
     Interest expense                             235,030           33,807              --        268,837
     Other, net                                     5,470           27,527              --         32,997
                                              ------------      ----------     ------------    -----------

          Total other expense                     240,500           61,334              --        301,834
                                              ------------      ----------     ------------    -----------

          Net loss                            $  (747,440)        (182,427)             --       (929,867)
                                              ============      ===========    ============    ===========

Basic net loss per share                                                                       $    (0.31)
                                                                                               ===========

                        ACCESS HEALTH ALTERNATIVES, INC.

                      PRO FORMA CONSOLIDATED BALANCE SHEET

                                 June 30, 1999
                                   (Unaudited)


                                                          Company        HealthCare    Eliminations       Combined
                                                        ------------     ----------    ------------    -----------
                                     ASSETS

Current assets:
    Cash                                                $    80,857            191              --         81,048
    Accounts receivable                                      37,456         77,607              --        115,063
    Inventories                                              55,805             --                         55,805
    Other current assets                                     10,906            150              --         11,056
                                                        ------------     ----------    ------------    -----------
       Total current assets                                 185,024         77,948              --        262,972

Property and equipment, net                                  43,360         56,196              --         99,556

Due from related parties                                         --         39,744         (39,744)            --

Other assets, net                                            13,976             --              --         13,976
                                                        ------------     ----------    ------------    -----------
       Total assets                                         242,360        173,888         (39,744)       376,504
                                                        ============     ==========    ============    ===========
                                   LIABILITIES


Current liabilities:
    Notes and commercial paper                            1,467,821         37,685              --      1,505,506
    Obligations under capital leases                          6,903         34,209              --         41,112
    Accounts payable                                        145,756        140,040              --        285,796
    Accrued liabilities                                     532,339             --              --        532,339
    Due to related parties                                1,126,066        132,392         (39,744)     1,218,714
                                                        ------------     ----------    ------------    -----------
       Total current liabilities                          3,278,885        344,326         (39,744)     3,583,467
                                                        ------------     ----------    ------------    -----------

Unearned income                                             318,084             --              --        318,084
Long-term debt                                                   --         26,889              --         26,889
Obligation under capital leases,
    Less current portion                                      4,190        128,300              --        132,490
Minority interest in subsidiary                             405,063             --              --        405,063
                                                        ------------     ----------    ------------    -----------
       Total liabilities                                  4,006,222        499,515         (39,744)     4,465,993

Stockholders' deficit
    Common stock                                              1,587            787              --          2,374
    Capital in excess of par value                          737,193        301,757              --      1,038,950
    Accumulated deficit                                  (4,502,642)      (628,171)             --     (5,130,813)
                                                        ------------     ----------    ------------    -----------
       Total stockholders' deficit                       (3,763,862)      (325,627)             --     (4,089,489)
                                                        ------------     ----------    ------------    -----------
       Total liabilities and stockholders' deficit      $   242,360        173,888         (39,744)       376,504
                                                        ============     ==========    ============    ===========

                        ACCESS HEALTH ALTERNATIVES, INC.

                      PRO FORMA STATEMENT OF OPERATIONS

                         Six months ended June 30, 1999
                                  (Unaudited)


                                               Company       HealthCare  Eliminations     Combined
                                              ----------     ----------  ------------    -----------
Revenue:
     Product sales                            $ 200,625             --       (12,220)       188,405
     Patient services                                --        907,872            --        907,872
     Other                                       56,577            --             --         56,577
                                              ----------     ----------  ------------    -----------
          Total revenue                         257,202        907,872       (12,220)     1,152,854

Costs and expenses:
     Cost of sales                               79,574             --       (12,220)        67,354
     Selling, general and administrative        825,739        822,315            --      1,648,054
                                              ----------     ----------  ------------    -----------

          Total costs and expenses              905,313        822,315       (12,220)     1,715,408
                                              ----------     ----------  ------------    -----------

          Operating income (loss)              (648,111)        85,557            --       (562,554)

Other expense:
     Interest expense                            49,375         26,135            --         75,510
                                              ----------     ----------  ------------    -----------

          Net income (loss)                   $(697,486)        59,422            --       (638,064)
                                              ==========     ==========  ============    ===========

Basic net loss per share                                                                 $    (0.19)
                                                                                         ===========

                        ACCESS HEALTH ALTERNATIVES, INC.

                      PRO FORMA STATEMENT OF OPERATIONS

                         Six months ended June 30, 1998
                                  (Unaudited)


                                               Company       HealthCare    Eliminations     Combined
                                              ----------     ----------    ------------    -----------
Revenue:
     Product sales                            $ 231,365             --         (19,990)       211,375
     Equipment sales                            215,133             --              --        215,133
     Patient services                                --        821,963              --        821,963
     Other                                       49,803             --              --         49,803
                                              ----------     ----------    ------------    -----------
          Total revenue                         496,301        821,963         (19,990)     1,298,274

Costs and expenses:
     Cost of sales                              124,382             --         (19,990)       104,392
     Selling, general and administrative        524,097        795,417              --      1,319,514
                                              ----------     ----------    ------------    -----------

          Total costs and expenses              648,479        795,417         (19,990)     1,423,906
                                              ----------     ----------    ------------    -----------

          Operating loss                       (152,178)        26,546              --       (125,632)

Other income (expense):
     Interest expense                          (103,978)       (13,436)             --       (117,414)
     Other income                                    --            880              --            880
                                              ----------     ----------    ------------    -----------

          Total other expense                  (103,978)       (12,556)             --       (116,534)
                                              ----------     ----------    ------------    -----------
          Net loss                            $(256,156)        13,990              --       (242,166)
                                              ==========     ==========    ============    ===========

Basic net loss per share                                                                   $    (0.08)
                                                                                           ===========

                        ACCESS HEALTH ALTERNATIVES, INC.

               NOTE TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS


On April 1999, Access Health Alternatives, Inc. (the "Company") entered into an agreement to acquire Access HealthCare, Inc. ("HealthCare") subject to certain conditions. Under the terms of the acquisition, the Company will exchange approximately 2,000,000 shares of common stock for all of HealthCare's outstanding shares. Since the principal owners of HealthCare are also the principal owners of the Company, the acquisition of HealthCare will constitute a reorganization of entities under common control to be accounted for similar to a pooling of interests. HealthCare operates a chiropractic group practice in Central Florida and has affiliated chiropractic practices throughout Florida.

The financial position and results of operations of the Company and HealthCare will be combined in 1999 retroactive to January 1, 1999. In addition, all prior period presented will be restated to give effect to the pooling.

Immediately preceding are pro forma balance sheets as of December 31, 1998 and June 30, 1999 (unaudited) and pro forma statements of operations for the years ended December 31, 1998 and 1997 and the six months ended June 30, 1999 and 1998 (unaudited). The pro forma combined financial statements reflect the elimination of intercompany transactions.

The pro forma basic loss per share, assumed that the estimated 2,000,000 shares of common stock to be issued to HealthCare are outstanding for all periods presented.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          ACCESS HEALTH ALTERNATIVES, INC.
                                          -------------------------------------
                                          (Registrant)



Date: April 4, 2000                       By: /s/ Daniel J. Pavlik
                                              ---------------------------------
                                              Daniel J. Pavlik, President